9/4


03029734

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sky Perfect Communications

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5713 FISCAL YEAR 3-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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OICF/BY: dlw

DAT : 9/4/03

Year ended March 31, 2003

Annual Report 2003


ARIS
03 SEP -4 AM 7:21 3-31-03

Moving Ahead - A New Stage



SKY Perfect Communications Inc.



PROFILE

SKY Perfect Communications Inc. (the "Company") was originally founded in 1994 as DMC Planning, Inc., the platform provider of PerfecTV!, Japan's first communications satellite ("CS") broadcasting service. In 1998, the Company merged with Japan Sky Broadcasting Co. Ltd. ("JSkyB") and assumed its current name. The Company benefited from a migration of approximately 322 thousand subscribers following DirecTV Japan's termination of service in September 2000 and subsequently listed its shares on the MOTHERS market of the Tokyo Stock Exchange in October, 2000. Subscribers have increased steadily since the Company announced it had acquired the CS exclusive broadcasting rights for the 2002 FIFA World Cup Korea/Japan™ (the "World Cup") in September, 2000, and the total number of subscribers topped 3 million in February 2002. In a move to expand its platforms, the Company instated a CS 110-degree broadcasting service, SKY PerfecTV! 2, in July of 2002.

The Company and its subsidiaries (the "Companies") recorded ¥70,374 million in revenues and reached the benchmark for profitability, 3 million DTH (Direct To Home) subscribers. Leveraging its growing SKY PerfecTV! operating base, the Company has drawn up a five-year mid-term management plan for sustainable profit generation and intends to continue to implement its content aggregator and multi-platform business strategy.

Forward Looking Statements

Forward looking statements made in this annual report concerning performance or business strategies have been determined according to assumptions and beliefs based on information available at the time and contain elements of risk and uncertainty.

SKY Perfect Communications Inc.
Mid-term Management Plan

- Generate greater profits through our core business, the multi-channel satellite broadcasting platform business

- Achieve higher growth and competitiveness by reforming our business structure and maximizing synergies between our content aggregator and multi-platform strategies

- Numerical targets for the year ending March 2008:

Total subscribers: 5 million

Revenues: 110 billion yen

Income before income taxes: 30 billion yen

History and Growth of SKY PerfecTV!



Penetration
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
SKY PerfecTV! 3.43 million subscribers
(7.3% penetration) as of the end of March, 2003
3
12
21
30
39
48
57
66
Months after start of service
Obtained exclusive Japanese rights
to broadcast Italian First Division,
Italy Serie A in July, 1999
Listed on the MOTHERS market of
Tokyo Stock Exchange in October, 2000

PerfecTV!

Started services
in October 1996

JSkyB

Merged in May 1998

DirecTV Japan

Stopped broadcasting/Subscriber migration
(322 thousand) from March to December 2000


DirecTV-US
EchoStar
WOWOW
SKY PerfecTV!
USA 100 million households
Japan 47 million households
84
93
102
111
120
129
138
147
Started "SKY PerfectTV! 2", CS 110-degree broadcasting service in July, 2002
Broadcasted the World Cup in June, 2002
Obtained exclusive Japanese rights to broadcast English Premiership League in July, 2001

Consolidated Financial Highlights

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
For the year ended March 31:				
Revenues	¥ 48,681	¥ 59,433	**¥ 70,374**	**$ 596,036**
Operating expenses	66,806	68,657	**86,968**	**736,580**
Operating loss	18,125	9,224	**16,594**	**140,544**
Net loss	18,639	9,668	**16,876**	**142,932**
Net loss per share–basic and diluted (¥/$)	9,246.71	4,321.61	**7,542.98**	**63.89**
At the year ended March 31:				
Total assets	152,593	154,519	**130,016**	**1,101,177**
Total shareholders' equity	114,428	105,100	**88,459**	**749,208**

	2001	2002	2003	2003
ARPU (Average revenue per subscriber per month):				
Subscription fees per subscriber (¥/$)	¥ 4,521	¥ 4,214	**¥ 3,893**	**$ 32.97**
Subscription-related revenues per subscriber (¥/$)	1,516	1,509	**1,474**	**12.48**
Number of channels:				
<SKY Perfec TV!>				
Total	291	283	**284**	
Television	185	179	**180**	
Radio	106	104	**104**	
<SKY Perfec TV! 2>				
Television and data			**56**	
Number of subscribers (thousands):				
Total subscribers	2,618	3,042	**3,425**	
(SKY PerfecTV! 2)			**(42)**	
DTH (Direct To Home) subscribers	2,220	2,610	**2,990**	
(SKY PerfecTV! 2)			**(41)**	
Annualized churn rate (%)	9.8	8.6	**8.2**	
(SKY PerfecTV! 2)			**(8.1)**	

1) The number of subscribers and churn rate includes SKY PerfecTV! 2.
2) U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥118.07 = U.S.$1, the approximate foreign exchange market rate as of March 31, 2003.
3) Our fiscal year ends March 31. We refer to the fiscal year ended March 31, 2003 throughout this Annual Report as fiscal 2002 or the 2002 fiscal year. We refer to other fiscal years in a corresponding manner.

Number of Subscribers (thousands)



1,008
1,780
2,618
3,042
3,425
'99
'00
'01
'02
'03

Revenues (¥ millions)



17,558
30,635
48,681
59,433
70,374
'99
'00
'01
'02
'03

Net Loss (¥ millions)



18,871
18,757
18,639
9,888
16,876
'99
'00
'01
'02
'03

Shareholders' Equity (¥ millions)



114,428
105,100
88,459
11,857
'00
'01
'02
'03
△ 20,761

Financial Topics of Fiscal 2002

- Reaching the benchmark for profitability, 3 million DTH subscribers
- Profitability in the 2nd half year
- Maintaining a low churn rate after the World Cup
- Combating the downward trend of our ARPU by maintaining and improving our subscriber-related revenue per subscriber through strong content
- Reducing our SAC after the World Cup

ARPU (Average Revenue Per Subscriber Per Month)

Our ARPU has been on a downward trend for the last few years, due to the continued stagnation of the Japanese economy. While our ARPU for the year ended March 2003 was ¥3,893, ¥321 less than the previous term, we are actively working to maintain and improve our ARPU by adding directly managed channels and introducing a new Basic Pack.

Active measures to obtain rich own content such as soccer have kept our main source of revenue, subscriber-related revenue per subscriber, from falling too much. Such revenue was ¥1,474, down ¥35 from the previous term.

ARPU (Average revenue per subscriber per month)

Subscription Fees per Subscriber (¥)



4,351
4,288
4,166
4,074
3,858
3,847
3,858
3,812
153 153 163 164 150 194 234 249
478 479 478 473 401 424 396 390
3,330 3,264 3,135 3,047 3,015 2,939 2,832 2,783
390 390 390 390 390 390 390 390
1Q/'02 2Q/'02 3Q/'02 4Q/'02 1Q/'03 2Q/'03 3Q/'03 4Q/'03
■ Revenues from own content
□ Monthly fee
■ Pay per view fee
■ Basic fee

Subscriber-related Revenue per Subscriber (¥)



1,542
1,527
1,504
1,488
1,441
1,474
1,488
1,490
153 153 163 164 150 194 234 249
64 64 65 67 64 70 64 62
935 920 886 848 837 820 798 789
390 390 390 390 390 390 390 390
1Q/'02 2Q/'02 3Q/'02 4Q/'02 1Q/'03 2Q/'03 3Q/'03 4Q/'03
■ Revenues from own content
□ Comission of Monthly fee
■ Comission of pay per view fee
■ Basic fee

* The ARPU shown above is only from SKY PerfecTV!.

Number of Subscribers and Churn Rate

The churn rate for DTH subscribers for the year ended March 2003 improved 0.4 points from the previous term's 8.6% to 8.2%. Our churn rate is considerably lower than companies in the same field overseas such as DirecTV and Echostar in the United States.



(thousands)
%
4,000
3,000
2,000
1,000
0
10
5
7.9
6.7
9.8
8.6
8.2
1,008
800
1,780
1,488
2,618
2,220
3,042
2,610
3,426
2,990
'99
'00
'01
'02
'03
■ Total Subscribers ▤ DTH Subscribers -○-DTH Churn Rate

SAC (Subscriber Acquisition Cost)

We have actively conducted sales incentives in order to acquire new subscribers up until the previous term. However, SAC per subscriber in fiscal 2002 was ¥30,677, a reduction of ¥5,883 compared to the previous term, as we reduced sales incentives with the termination of the World Cup-oriented cash back campaigns.



(¥)
40,000
30,000
20,000
10,000
0
25,372
5,991
2,136
17,245
31,342
5,454
2,019
23,869
36,560
9,711
4,061 *1
22,788
30,677 *2
8,281
3,829 *1
18,567
'00
'01
'02
'03
□ Advertising Expenses ■ Promotional Expenses ▤ Sales Incentives

*1 Expenses related to free broadcasting content (costs related to the World Cup etc) are not included.

*2 The SAC shown above is calculated per subscriber newly acquired during the term for SKY PerfecTV! and SKY PerfecTV! 2

Moving Ahead - A New Stage

Foundations for Profitability Now Complete

We are confident that the year ended March 2003 marks the end of our investment stage. Revenues for the year ended March 2003 increased by ¥10,941 million over the previous year to ¥70,374 million. However, operating losses increased by ¥7,370 million to ¥16,594 million, and the net loss rose from ¥9,668 million to ¥16,876 million. Much of the increase in the latter can be attributed to expenses related to the World Cup. The Company recorded profits in the second half year, and we believe we have now laid the foundations of annual profits in the year ending March 2004 and beyond.

During the World Cup held in June 2002, we broadcast every single match to our subscribers free of charge. Using one of the world's biggest events as an advertising vehicle helped us broaden our subscriber base while enhancing our name recognition and visibility. As a result, the number of new DTH subscribers during the term reached 610 thousand, a net increase of 380 thousand. The accumulated number of DTH subscribers at the end of March 2003 was 2,990 thousand and 3,006 thousand at the end of April 2003. In other words, we achieved our target of 3 million DTH subscribers, which is our benchmark for moving into the black. Including institutional subscribers and others, the total number of subscribers is 3,425 thousand at the end of March 2003. This gives us a penetration rate of 7.3% of Japan households, which is in sight of our target of 10%.

One of the key management indicators, the churn rate, came to 8.2% on an annualized basis, an improvement of 0.4 point compared with the preceding fiscal year. Keeping our churn rate in single-digits means we have been able to maintain a lower churn rate than companies in the same field overseas, such as DirecTV and Echostar in the United States.

As in the preceding term, our ARPU continues to trend downwards. While ARPU stood at ¥4,214 in fiscal 2001, it fell to ¥3,893 in fiscal 2002. Various factors are responsible for this, including the widening subscriber base and the protracted deflation affecting the Japanese economy, but subscription-related revenues per subscriber per month are heading towards recovery. This indicates that the introduction of the new Basic Pack and the reinforcement of our own content channels are bringing results in the form of higher subscription fee revenues.

SAC fell compared with the preceding year as post-World Cup sales incentives declined against the background of falling set-top box ("STB") prices and because of the termination of the cash back campaign for the World Cup.

Meanwhile, there were 42 thousand new DTH subscribers for the CS 110-degree broadcasting service SKYPerfecTV! 2, which started broadcasting in July 2002. The number of DTH subscribers for this service at the end of March 2003 stayed at 41 thousand.

Outlook—Towards ¥30 billion in Income before Income Taxes in Fiscal 2007

Seven years have passed since the advent of digital multi-channel satellite broadcasting to Japan, and the subscriber base has reached 3.4 million. Taking the view that the investment stage is all but complete, we have drawn up a five-year mid-term management plan for the profit generation stage that we expect to commence from fiscal year ending March 2004, setting a target of ¥30 billion in income before income taxes in fiscal 2007.

The following feature will explain the new mid-term management plan in detail, but our program for future growth is based on the following two strategies.

❑ Generate Greater Profits from Core Business

Our multi-channel satellite broadcasting platform business is our core business, and we aim to maintain and strengthen the superiority provided by our broad subscriber base while generating sustained profits through more efficient investment in securing new subscribers.

❑ Reform Business Structure to Secure Further Growth and Strengthen Competitiveness

We will realize higher growth and competitiveness by maximizing the synergies between our content aggregator and multi-platform strategies.

We expect the media industry to face a period of massive change. On the one hand, the digitization of terrestrial and cable television broadcasting and progress in introducing Internet broadband services will trigger greater diversity in the distribution of visual content. On the other, there is a strong likelihood of greater competition involving the BS and CS vehicles. We believe these changes will provide the pay-based broadcasting market with enormous business opportunities.

To Our Shareholders

Yasushi Hosoda and Hajime Shigemura were appointed as Chairman and President, respectively, at the Board of Directors meeting held on June 27, 2003.

During fiscal 2002, we finished laying the foundations for profitability starting from the new fiscal year ending March 2004, and intend to do everything in our power to ensure ample returns for our shareholders by providing dividends and other shareholder benefits in the near future.

In order to improve the flexibility of our management strategy, we will implement new capital policies in June 2003. These call for a capital reduction to a new total of ¥50 billion without changing the number of shares. The resulting surplus plus additional paid-in capital will be used to clear the accumulated deficit on the basis of accounting principles generally accepted in Japan. The ceiling for acquisitions of treasury capital stock has been set at ¥10 billion, and 100 thousand shares.

Over the next five years, the Company is committed to making every effort to achieve the targets set by the new mid-term management plan. However, our longer-term goal is to become one of the world's leading satellite broadcasting companies by achieving income before income taxes of some 25-30% against net sales each year.

We look forward to the continuing support and guidance of our shareholders in these endeavors.

Hajime Shigemura
President

Yasushi Hosoda
Chairman

June 27, 2003



Moving from the Investment Stage to the Profit Generation Stage

As a pioneer of digital multi-channel satellite broadcasting, SKY Perfect Communications Inc. has worked extremely hard to create a new market from nothing.

SKY PerfecTV! came into being five years ago following the launch of PerfecTV! seven years ago, and our success in establishing the business can be measured by the fact that we have acquired 3.4 million subscribers and now expect to realize a single-year profit in fiscal 2003.

To this end, we have drawn up a mid-term management plan which is designed to take us from a business incubation stage into a new phase of further growth.

History of Business Development and Our Advantage

We have made considerable investments in marketing with a view to achieving our primary target, the creation of a pay broadcasting market. In order to secure a position where we could maintain a competitive advantage, we worked to:

Secure 3.4 million subscribers (total subscribers).
Establish SKY PerfecTV! as a powerful digital satellite broadcasting brand.
Establish our position as a platform bringing together over 100 broadcasters.
Offer our own content in areas like soccer, baseball and martial arts.

These efforts have paid off and we are now No.1 in the pay-based broadcasting market in Japan.

1st sta

1996

Generate Greater Profits from Core Business

In order to generate more profits from our core business, the multi-channel satellite broadcasting platform business, it is essential that we expand our subscriber base even further. This involves enhancing our product strengths by devising attractive new packages and enriching the content we provide. At the same time, we must work to release potential demand by introducing new communal reception systems for households that have not been able to install more conventional satellite dishes, and developing equipment that will enable households to install multiple STBs and sign up for multiple subscriptions.

Our efforts to improve profitability also call for measures to enhance the efficiency of investments in securing new subscribers. This involves flexible responses to the competitive environment while monitoring trends in STB prices and raising SKY PerfecTV!'s brand recognition.

More specifically, our new policy for enhancing the efficiency of investments in winning new subscribers involves centralized control of expenditures that were formerly managed separately, including sales incentives, advertising and promotional expenses and content acquisition costs.

Since maintaing a low churn rate will have a positive impact on our future development, we will also improve the way in which we serve our existing subscribers. In particular, we shall use various media and other methods to strengthen communications with our subscribers in order to reduce churn by raising satisfaction levels. Expanding revenues from our own content and offering new services such as SKY PerfecTV! PLUS, a high function data service, should also help to boost customer satisfaction and increase our ARPU.


FTTH
+
Other networks
2nd stage
Fiscal 2003 (Forecast)
Total subscribers: 3.67 million
Revenues: 75 billion yen
Income before income taxes: 2.5 billion yen
DTH
Mid-term Management Plan
Revenues
Income before income taxes
¥billion
120
100
80
60
40
20
0
-20
70.4
75
2.5
110
30
-17
FY02
FY03
FY04
FY05
FY06
FY07
Fiscal 2007 (Target)
Total subscribers: 5 million
Revenues: 110 billion yen
Income before income taxes: 30 billion yen
2003
2008



Further Growth through Business Structure Reform—Content Aggregator Strategy

Acquiring and expanding strong content makes it possible to diversify the business infrastructure and helps to raise subscriber levels. Increasing the number of subscribers makes it easier to acquire more content and strengthens our content aggregation capabilities. Our content aggregator and multi-platform strategies are two sides of the same coin, providing the driving force behind our efforts to achieve higher growth and competitiveness.



Strengthen aggregation capabilities by diversifying our infrastructure and acquiring powerful content
Content Aggregator
Multi-Platform
Use content power to underpin business expansion by diversifying our infrastructure through tie-up with carriers

Promoting growth and enhancing competitiveness by maximizing synergies between our content aggregator and multi-platform strategies.

Strengthen own content	Soccer, Baseball, Martial arts	UEFA Champions League
Introduce powerful channels	Disney Channel	
Streamline content delivery systems	Strengthen relationship with broadcasters (investment or alliance)	

The Relationship between Content and Business Structure Reform

Based on our conviction that having powerful content is the best way to unleash our competitive strengths, we have always put a great deal of effort into aggregating attractive content. Our ability to secure the number one spot in our industry results entirely from the fact that we offer soccer, baseball, martial arts and other own content that subscribers find extremely attractive alongside powerful channels featuring movies, other sports, animations and much more.

There were temporary concerns for the rising cost of content, but we think prices have become reasonable due to market principles. After our successful broadcast of all of the World Cup games, content holders now evaluate our broadcast ability highly. As content prices are getting more reasonable and our multi-channel capabilities are more attractive to content holders who care about the number of times they can broadcast their content, we are now in a very advantageous position to obtain content.

For the term ending March 2004, we have secured exclusive broadcasting rights for 3 seasons of the UEFA Champions League and reached agreement on the basic contract for a marketing tie-up for the launch of the Disney Channel, which is watched by 100 million households in 62 countries throughout the world.

Until recently, commission fees from broadcasters (channels) have been our main source of revenue. However, this kind of commission fee business means that revenues are vulnerable to the prices set by broadcasters. Own content allows us to set prices ourselves and the resulting revenues are posted as subscription fees, not commission fees.

Accordingly, strengthening our own content in areas like soccer, baseball and martial arts is not only helping our profitability but will also lead to reforming our business structure.

As the high revenues posted by BSkyB in the United Kingdom demonstrate, the subscription fee-based business model is a leading model of this industry.

We are determined to make the most of our advantages in the area of content as we seek to realize our growth potential and maximize our earning power.



Further Growth through Shift to New Infrastructure—Multi-Platform Strategy

The introduction of digital into the broadcasting market is moving ahead apace. BS digital broadcasts commenced in December 2000 and terrestrial digital broadcasts are due to start in December 2003. Since Internet broadband services are also spreading rapidly, it is easy to see why even more drastic changes are expected in the business environment facing the Company.

Nevertheless, we believe these changes will provide the pay-based broadcasting market with enormous business opportunities. This is particularly true of a platform provider like SKY PerfecTV!, and we plan to take full advantage of them.


Content
Platform
BB
Broadband
FTTH
CS
SKY PerfecTV!
2

Extending pay broadcasting infrastructure

Integrated services through FTTH


Personal
Integrated services
Promote penetration of multi-channel broadcasting
Mobile
Broadband
Passive
Active
CS
Communications systems (IP)
BS
Terrestrial
Broadcasting
Mass

FTTH—the Key to Boosting Our Subscriber Base

In addition to SKY PerfecTV! (CS 124-/128-degree broadcasting), we have been offering SKY PerfecTV! 2 (CS 110-degree broadcasting) and SKY PerfectBB broadband content distribution services using broadband formats such as ADSL (asymmetric digital subscriber line).

For the future, we view new media and infrastructures as business opportunities and have proactive plans to increase our involvement in them, particularly FTTH (Fiber To The Home).

Current DTH services require a satellite dish. In reality, however, many condominiums do not allow the installation of individual dishes while other dwellings are in locations where it is impossible to align dishes toward the satellites in the southwest. As a result, many inhabitants of large urban areas are unable to gain access to SKY PerfecTV! even if they wish to.

To tap into this large pool of potential subscribers, we established OptiCast Inc. as a wholly-owned subsidiary in June 2003 and plan to inaugurate services from this fall or winter, starting in the Tokyo and Yokohama metropolitan area.

A geographical breakdown of SKY PerfecTV!'s penetration rates shows that rates are in inverse proportion to the size of the city, meaning that Tokyo, Osaka and Nagoya have lower rates than the rest of the nation. Since it appears likely that the prevalence of condominiums and densely populated residential areas serves as a barrier to diffusion, we believe the spread of FTTH will help to trigger demand in crowded metropolitan areas.

Looking further ahead, we have set our sights on providing more comprehensive services using FTTH. We are planning to provide a service integrating CS, BS and terrestrial broadcasting.

Content Distribution Using FTTH

In June 2003, we established a new wholly-owned subsidiary, OptiCast Inc. for content distribution using FTTH, and plan to begin service in the Tokyo and Yokohama metropolitan area starting from this fall or winter.

This service will distribute video in up to 500 SDTV (Standard Definition Television) channels on an optical fiber (up to 110 channels for HDTV (High Definition Television)) and provide an ultra high speed Internet connection at 100 Mbps for both upstream and downstream at the same time. OptiCast Inc. is a business entity that will provide video distribution through this service. Optical fiber video distribution will make it possible to expand SKY PerfecTV! to condominiums that are unable to set up or have difficulty in setting up satellite dishes and therefore are currently unable to receive satellite broadcasts.

ADSL, which uses existing telephone lines, is currently widely used for high speed Internet access but has not become the mainstream medium for video distribution because it lacks strong content. The biggest problem with ADSL video distribution is the treatment of copyrights, which is inevitable with IP packeting of images and Internet distribution. It is an obstacle to the distribution of strong video content, including archive items.

FTTH uses optical wavelength multiplexing technology developed by Nippon Telegraph and Telephone Corporation ("NTT"), which enables simultaneous video distribution and IP communication on optical signals of different wavelengths. This solves the copyright issue. In addition, with a communication speed of 100Mbps it is likely this will become a leader in the future of the Internet.

This service can distribute terrestrial (analog and digital), BS digital and other television channels including SKY PerfecTV! programming, and at the same time, can be combined with IP communication services offered by other carriers. Therefore, we expect this service to become necessary in daily life in the near future.

FTTH gives rise to a new business model as it allows a shift from a commission fee-based business to a subscription fee-based business. Thus, we are planning to shift to a subscription fee-based model by operating our own channels. OptiCast Inc. will establish a subscription fee-based business from the start by directly broadcasting to subscribers using FTTH and charging a subscription fee.

The subscription fee-based business model will give us the right to set our own prices, and take the current situation in DTH and cable into consideration when setting programming fees, so there is the potential for higher profitability than with DTH.

We expect the accumlated number of subscribers for this service will surpass 500 thousand by fiscal 2007.

Difference of Business Model


DTH
Satellite Operator
Transponder fee
Broadcaster
Broadcaster
Broadcaster
Broadcaster
Commissions
SKY PerfecTV!
Subscription fee
Broadcasting services
Subscribers


FTTH
Terrestrial/ BS broadcaster
Re-broadcasting agreement
Carrier (NTT etc.)
FTTH charge
Content Provider
Content Provider
Content Provider
Content Provider
Program cost
OptiCast Inc.
SKY PerfecTV!
Commissions
Equipment of base station Maintenance and surveillance
Broadcasting services
Subscription fee etc.
Subscribers

Other New Business

❑ SKY PerfecTV! PLUS

- SKY PerfecTV! PLUS is a high-function data service which uses an adapter connected to our STB or integrated STB for CS 124/128-degree broadcasting services. (Number of STB shipment as of the end of April 2003: adaptor 10,000, integrated STB 15,000)
- When subscribers want to see more detailed information about the program they are watching, they can simply display the information they are looking for on their TV screen by using a remote controller. After they have finished, they can switch back to the program with one push of a button.
- Two additional services, Soccer! PLUS and Green Channel Data Station, started in June 2002.

Services Lineup

SKY PerfecTV! PLUS Guide(550ch) | **JLC O'z Station (380ch)**

Soccer! PLUS (551ch)

Services : Broadcasting the latest soccer information 24 hours a day, including information on J League, toto forecasts (sim-calcho), toto odds, J League stadium, and information about the 6 European Soccer Leagues.
—Contributing to the acquisition of new subscribers by utilizing SKY PerfecTV! 's rich soccer programing.

SOCCER! PLUS


SOCCER! PLUS

Green Channel Data Station (388ch, 389ch)

Services : Providing the odds of all betting formula (including new one) of all races by the opening time of the races. You can place bets with Japan Racing Association ("JRA") at home if you are an A-PAT member of JRA.
—Contributing to the acquisition of new subscribers utilizing strong horse racing or public-managed race content.

GREEN CHANNEL



❑ Communications Services

- Our SKY PerfecTV! communications services transmit video and data content to members of particular companies or organizations through our transponders using a technology similar to the conditional access system for broadcasting individual channels.
- This service enables customers to establish a huge communications network inexpensively and distribute video and data content nationwide using a SKY PerfecTV! 's standard STBs rather than exclusive communications equipment.
- In addition to satellite multi-cast distribution, we are developing ground-based multi-cast distribution, which can transmit video and data content through ground-based IPv6 network (IP-VPN).


SKY PerfecTV!
sky
VIDEO

"SKY" VIDEO SERVICE
Video image distribution service.


SKY PerfecTV!
sky

"SKY" DATA SERVICE
File data distribution service.

"SKY" STREAM SERVICE
Ground-based distribution service


JCSAT-4A
Video
Data
Live image
Content Server
SKY PerfecTV! Broadcast Center
SKY PerfecTV! STB
USB connector
TV
PC
router
IP decorder
TV
PC
Ground-based IPv6 network (IP-VPN)

❑ SKY PerfectBB

- Our SKY PerfectBB service uses broadband formats, such as ADSL, to distribute our content.
- We started full-scale nationwide service in August 2002 through the open Internet, distributing more than 370 content from 39 content providers.
- Subscribers for this service topped 45 thousand at the end of April and continue to grow by approximately 100 per day.


BB



SKY PerfectBB

SKY PerfecTV! Platform

Basic Platform Structure

Our function as a platform provider is to act as an intermediary, under the service names of SKY PerfecTV! and SKY PerfecTV!2, between the satellite operator that owns and transmits content with the 128-degree longitude east JCSAT-3, the 124-degree longitude east JCSAT-4A and 110-degree longitude east N-SAT-110 satellites and the broadcasters that provide the programs for each channel.

In the past, broadcasters were required to take responsibility for both editing and transmitting programming. However, with the advent of digital multichannel satellite broadcasting, it became necessary to use communications satellites and to provide a wide range of programming that responded to customers' interests. Accordingly, the Broadcast Law was revised in 1989, dividing the broadcasting function into two roles, licensed satellite operators and licensed broadcasters.

In January 2002, Law Concerning Broadcast via Telecommunications Carriers' Facilities was enacted. Under the new law, companies meeting set requirements can register as broadcasters, while satellite operators will be able to provide their satellite infrastructure as they chose in accordance with demand. There is no longer a need for broadcasting licenses issued by the government as in the case in the Broadcast Law. Also, there is no limitation in respect of foreign share ownership for broadcasters who register under the new law. Therefore, on our 124/128-degree platform, currently there are two status of broadcasters, licensed broadcasters under Broadcast Law and broadcasters registering under the new law.

Even under the current regulations, offering multichannel broadcasting services requires several other functions. They include repackaging the programming of multiple broadcasters into one product, supplying uplinking and subscriber management facilities, and carrying out sales promotions to acquire subscribers.

As a platform provider, we offer all these services.



Satellite Operator
N-SAT-110
(110° longitude east)
JCSAT-4A
(124° longitude east)
JCSAT-3
(128° longitude east)
Video / Audio / Data
Tennozu Uplink Site
Ariake Uplink Site
Osaka Uplink Site
Aoyama Uplink Site
Aomi Broadcasting Center (Aomi Studio Center)
Meguro Media Center
(DNCC)
SKY Perfect Communications Inc.
Customer (Subscriber)
Single House (DTH)
SMA TV
CATV
Broadcasting program
Broadcaster

Platform Services

SKY PerfecTV!'s platform services include:

- **subscription management and promotion of digital satellite broadcasting**
- **digitizing and uplinking services**
- **other platform-related services**

Subscription Management and Promotion of Digital Satellite Broadcasting

Subscription management services, which are commissioned by broadcasters, include:

- responding to inquiries about subscriptions and processing subscriptions;
- issuing proprietary IC cards necessary for viewing programming, managing the subscriber information data base, and processing subscription cancellations and requests for changes in subscription channels;
- providing subscribers with programming and platform information and responding to enquiries by subscribers; and
- billing and collection.

  From January 2002, we tranferred these subscription management services to our subsidiary, Data Network Center Corporation ("DNCC").

Digitizing and Uplinking Services

- Digital compression and encryption of broadcasters' programming
- Uplinking of channels

Other Platform-Related Services

In addition to the above services, we provide a range of other services to maintain and operate our platform. They include billing and collecting on an agency basis for monthly program guide magazines published by other companies, studio rental, and providing our own content directly to subscribers through our affiliate Pay Per View Japan, Inc. ("PPVJ").

We also sub-license broadcasting rights of our content to other broadcasters.



Satellite Operator
N-SAT-110
(110° longitude east)
JCSAT-4A
(124° longitude east)
JCSAT-3
(128° longitude east)
Retailer
Customer (Subscriber)
Video Audio Data
Subscription contract
Broadcast program
Set-top box
Sales-promotion support
SKY Perfect Communications Inc.
Broadcaster
Engineering standard
Sales promotion
Customer billing management
Program transmission
EPG broadcasting
Customer service
Advertising
Upgrading service
IC card
Company-run channels
Promotional broadcasting
Set-top box Manufacturer
Supply of IC card
Sales-promotion support
Various consulting services

The Broadcasting Industry in Japan

Japan's television broadcasting market is divided into three main types of distribution systems, terrestrial and satellite broadcasting and cable television.

Terrestrial Television Broadcasting

Terrestrial television broadcasting began in Japan in 1953 and is still the most widely used television distribution system in Japan. At the end of March 2003, there were 133 terrestrial television broadcasters, but only six companies with major broadcast networks. Nippon Hoso Kyokai ("NHK") has two channels, both of which are pay channels. The remaining five companies, Asahi National Broadcasting Co. Ltd., Fuji Television Network, Inc., Nippon Television Network Corporation ("Nippon Television"), Tokyo Broadcasting System, Inc., and Television Tokyo Channel 12, Ltd. provide their broadcasting services free of charge. As of March 2003, approximately 90% of Japanese households receive more than six terrestrial television channels. From December 2003, terrestrial digital broadcasting will be launched in Tokyo, Osaka and Nagoya, with the ultimate goal of completely replacing the current analog broadcasting with digital by 2011.

Cable Television Broadcasting

Cable television services have been available in Japan since 1955. When first introduced in Japan, cable television was supplemental to the terrestrial broadcasting system, serving the role of retransmitting programming to areas with poor reception. In addition, government restrictions limited cable television companies to owning and operating only one station serving a restricted local area. Restrictions were also placed on foreign ownership. Therefore, the cable television industry was fragmented into many small, single-system operations, resulting in relatively slow growth compared with the regular television industry. As a result of deregulation in 1993, cable television operators were no longer restricted to a single, local area and could acquire content from a variety of sources. At the end of March 2003, there were 528 independent cable television broadcasters, serving a total of over 15.1 million households.

The digitization of cable television will also progress gradually in accordance with the digitization of terrestrial broadcasting.

Satellite Broadcasting

Japan launched the world's first direct broadcast satellite ("BS") in 1984 and shortly thereafter NHK initiated analog satellite television broadcasting. In 1991, a commercial broadcaster, Japan Satellite Broadcasting (curreutly WOWOW INC. ("WOWOW")), entered the market. Currently, there are four BS analog channels in Japan: NHK has three channels, WOWOW has one and there is one more NHK channel being used for pilot broadcasting in HDTV format.

As of March 31, 2003, NHK had 11.58 million BS service subscribers, while WOWOW had 2.50 million subscribers. Monthly fees are from ¥945 to ¥2,300. BS digital broadcasting began on December 1, 2000. NHK, five affiliates of the major terrestrial TV broadcasting companies, WOWOW and STAR CHANNEL, INC. are offering a total of 10 to 16 digital channels based on time slots. As of March 31, 2003, approximate 1.96 million BS STBs are in the market.

With the way cleared by extensive telecommunications deregulation, CS broadcasting began in 1992. Broadcasting began using an analog format, with further development having to wait for the emergence of image and sound compression technologies made possible by the advance of digital technology. Compression technologies greatly expanded the capacity of satellites, leading to multichannel broadcasting. Consequently, the digital format became the standard in CS broadcasting.

At this stage three companies, including PerfecTV*!*, entered the CS broadcasting market. PerfecTV*!* began trial CS digital broadcasting services in 1996, merged its competitor, JSkyB and SKY PerfecTV*!* was born in May 1998,

In December 1997, DirecTV Japan entered the market offering a 90-channel service, but had difficulty in building a sufficiently large subscriber base. DirecTV Japan terminated its service in September 2000, and 322 thousand subscribers migrated to SKY PerfecTV*!*.

Following the October 2000 launch of a 110-degree east communications satellite, PLAT-ONE Corporation, backed by Mitsubishi Corporation, Nippon Television, WOWOW and others, started its service as a new platform in April 2002. The Company subsequently launched SKY PerfecTV*!* 2 from July 2002. ep Broadcasting Corporation, backed by Matsushita Electric Industrial Co., Ltd., Toshiba Corporation and others, also started their accumulated type interactive service from July 2002.

Board of Directors
As of June 27, 2003



Back row, from left : Kunioki Ishibashi, Hiroyuki Shinoki and Masao Nito
Front row, from left : Hajime Shigemura and Yasushi Hosoda

Executive Directors

Chairman (Representative Director)
Yasushi Hosoda

President (Representative Director)
Hajime Shigemura

Executive Vice President
Hiroyuki Shinoki

Managing Director
Kunioki Ishibashi

Managing Director
Masao Nito

Non-Executive Directors

Kikujiro Shikano
Tatsuya Tamura
Tomoki Naito
Toshichika Ishihara
Osamu Tanaka
Kenji Kamimura

Corporate Auditors

Yoshiki Hirowatari (standing)
Tamotsu Iba
Masao Sakai
Nobuyuki Kaneko
Bunji Shinoda

Basic Approach to Corporate Governance and Measures Implemented

The Companies understand that the basic objective of corporate governance is to maximize corporate value, which benefits stake holders, primarily stockholders. Based on this understanding, the Companies have endeavored to establish a management control organization with the basic aim of ensuring transparency by exercising management independently, improving management efficiency, and strengthening management supervision capabilities for the purpose of corporate governance.

Specific measures which the Company implemented before its listing on the MOTHERS market of the Tokyo Stock Exchange on October 20, 2000, include reducing the number of executive directors to enable faster decision making, increasing the number of non-executive directors to strengthen management supervision capabilities, introducing an executive officer system to improve management flexibility, and establishing a compensation advisory committee to act as an advisory body to the board of directors in a bid to ensure more transparency and objectiveness in the decision-making process with respect to remuneration for directors and officers.

The operation of the board of directors aims to achieve fair management with eleven directors including six non-executive directors. Five corporate auditors also strictly audit the way the directors conduct business. In addition, the management meeting has decision-making powers, the purpose of which is to decide on the execution of individual businesses based on the basic policy established by the board of directors, and meets weekly. The members of the management meeting consist of executive directors and executive officers, and a corporate auditor attending as observers. As an executive, each executive director and executive officer is responsible for a division.

The board of auditors consists of five corporate auditors. The corporate auditors attend important committees of the Company, including the board of directors meeting, and the management meeting, and state objective and fair opinions concerning overall management and individual matters. They also conduct audits on whether or not the directors conduct businesses in a legal manner, based on an audit plan drawn up by the board of auditors. In principle, the board of auditors' meeting is held bimonthly.

The Companies have established an Internal Auditing Department that directly reports to the President. The Internal Auditing Department conducts an ongoing audit of the appropriateness of businesses and operations, including the lawful execution of businesses, and examines approaches to risk management with emphasis placed on compliance with laws, ordinances and regulations as well as social responsibility.

With respect to remuneration for directors, the Company has abolished the director's retirement allowance plan applicable to directors appointed in and after fiscal 2000 at a meeting of the Board of Directors held in July of the same year. A remuneration system was introduced in its place with the basic aim of increasing stock value through a stock option plan which is part of a long-term incentive plan enacted from the perspective of identifying interests between shareholders and directors and officers. The company also has set up a compensation advisory committee to ensure fair determination and disclosure of the compensation directors receive.

The Company has established a candidate advisory committee at a meeting of the board of directors held on March 27, 2002 to ensure transparency in the director selection process, thereby ensuring that the Company maintains its independence and is not influenced by the desires of specific shareholders.

Selected Financial Data

	Millions of Yen					Thousands of U.S. Dollars
	1999	2000	2001	2002	2003	2003
Statement of Operations Data:						
Revenues	¥ 17,556	¥ 30,635	¥ 48,681	¥ 59,433	¥ 70,374	$ 596,036
Subscriber-related revenues	12,962	22,702	36,551	42,469	46,669	395,265
Transmission-related revenues	2,870	4,356	5,277	5,524	7,954	67,367
Other fees and revenues	1,724	3,577	6,853	11,440	15,751	133,404
Operating expenses	36,925	48,193	66,806	68,657	86,968	736,580
Cost of services	14,775	19,571	25,222	32,648	39,345	333,235
Sales promotion and marketing expenses	13,933	19,732	29,022	24,803	35,109	297,357
General and administrative expenses	4,753	3,892	5,150	5,413	6,290	53,274
Depreciation and amortization expenses	3,464	4,998	7,412	5,793	6,224	52,714
Operating loss	19,369	17,558	18,125	9,224	16,594	140,544
Other income (expenses)-net	498	(1,174)	(514)	(444)	(282)	(2,388)
Loss before income taxes	18,871	18,732	18,639	9,668	16,876	142,932
Net loss	18,871	18,757	18,639	9,668	16,876	142,932
Net loss per share-basic and diluted (¥ / $)	23,588.75	22,390.56	9,246.71	4,321.61	7,542.98	63.89
Balance Sheet Data:						
Cash and cash equivalents	¥ 4,445	¥ 45,105	¥ 116,792	¥ 57,803	¥ 38,103	$ 322,715
Property and equipment, net	25,384	22,695	18,904	22,956	22,995	194,757
Total assets	35,442	76,847	152,593	154,519	130,016	1,101,177
Lease obligations - non current	13,890	12,085	9,223	6,931	9,080	76,904
Total liabilities	56,204	64,890	35,404	46,830	39,324	333,057
Common stock	40,000	91,856	139,456	139,460	139,462	1,181,181
Total shareholders' equity (deficiency)	(20,761)	11,957	114,428	105,100	88,459	749,208
Other Data:						
Net cash used in operating activities	¥ 10,837	¥ 7,489	¥ 10,082	¥ 6,168	¥ 3,324	$ 28,153
Net cash used in investing activities	196	1,968	7,383	48,002	11,828	100,178
Net cash provided by (used in) financing activities	3,137	50,118	89,145	(4,860)	(4,441)	(37,613)
EBITDA	(14,814)	(12,215)	(10,713)	(3,431)	(10,370)	(87,830)

1) EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income or loss or any measure of performance determined in accordance with U.S. GAAP or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. We have included the information concerning EBITDA because our management believes it is a useful supplement to cash flow data as a measure of our performance.
2) Certain prior year amounts have been reclassified to conform to the current presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Prospective investors should read the following discussion of the financial condition and results of operations together with the financial statements and the notes to such statements including elsewhere in this Annual Report. The presentation in this section contains forward-looking statements.

Overview

Business Climate and Industry Trends

During the fiscal year ended March 31, 2003, signs of Japanese economic recovery remained obscure with heavy share price falls, over 5% unemployment and a slowdown of individual consumption and plant and equipment investment. In the international arena, there has been growing uncertainty regarding the impact of the situation in Iraq and other problems, like the current situation with North Korea, on the Japanese economy.

In the broadcasting industry, the increasing use of digital technology is a global trend, and in Japan as well, the government is promoting the digitization. From December 2003, terrestrial digital broadcasting will be launched in Tokyo, Osaka and Nagoya, with the ultimate goal of completely replacing the current analog broadcasting with digital by 2011.

Business Performance

In view of the previously mentioned business conditions, we have focused our efforts on expanding our subscriber base and increasing customer satisfaction as priority issues. There were 610 thousand new DTH subscribers in fiscal 2002 (up 1.7% from the previous fiscal year), which amounted to a net addition of 380 thousand (2.8% down on last year). The total number of subscribers climbed to 3,425 thousand at the end of March 2003, of which 2,990 thousand were DTH subscribers. Due in particular to the increased demand immediately before the start of the World Cup, we saw the highest-ever recorded increase of new DTH subscribers, 118 thousand, in May 2002. Also, SKY Perfect TV! 2 has attracted 42 thousand new DTH subscribers in its first nine months of service, giving a net addition of 41 thousand DTH subscribers.

Meanwhile, the DTH churn rate was 8.2%, which represents a 0.4 point improvement on the previous fiscal year. Although there was a concern of increased churn rate after the World Cup, this was avoided by continuously providing subscribers with appealing content.

Using our multi-angle live shots and highlight channels that take full advantage of multi-channel broadcasting features, we broadcasted every single World Cup match to our subscribers free of charge during the World Cup. We succeeded in attracting new subscribers, boosting customer satisfaction and improving corporate recognition by differentiating ourselves from other stations. Additionally, we commenced CS110–degree broadcasting services, "SKY Perfect TV! 2" in July 2002, continuing to work on expanding new opportunities for generating profits.

We ran a special promotion campaign in conjunction with the World Cup to promote digital satellite broadcasting, in which we offered new subscribers up to ¥5,000 cash back. After the World Cup, we actively promoted our "Soccer Packs" through which subscribers could enjoy watching Japanese athletes playing abroad such forums as Italian First Division, Italy Serie-A ("Serie-A") and English Premiership ("Premiership") etc., and in the end-of-year peak commercial season, we ran an aggressive advertising campaign promoting the Company as "TV's KING!," and the No. 1 company in digital satellite broadcasting.

In terms of content provision, we acquired broadcasting rights for leading content that can really showcase the strengths of digital multi-channel broadcasting, including the broadcasting rights of Serie-A and Premiership. We have broadcasted this king of content through our affiliate PPVJ as an agent, and have granted licenses to other broadcasters. These kinds of services not only attract new subscribers and help to retain existing subscribers, but also contribute to maintaining and improving our ARPU. In addition, the martial arts event "Dynamite!" held in August 2002 drew the highest recorded number of pay-per-views at 100,000.

Our new broadband content distribution service "SKY PerfectBB" renewed services in August 2002 through a full-scale launch. Discounts on usage charges were offered in an effort to expand broadband business and increase the number of subscribers. Also, the high-function data broadcasting service "SKY PerfecTV! PLUS" was launched as a "Green Channel Data Station" for broadcasting horse-racing odds and the latest track information and a service was launched where "SKY PerfecTV! PLUS"-compatible STBs can be used as A-PAT (telephone betting) terminals to place horse-racing bets. We also saw the start of "Soccer! PLUS," data broadcasting to provide J-League live updates and information on the "toto" soccer lottery.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Financial Results

Revenues

We are engaged in a single business segment providing platform services relating to satellite digital multichannel broadcasting. Revenues are divided into three categories of subscriber-related revenues, transmission-related revenues, and other fees and revenues for an analysis.

Subscriber-related Revenues. Subscriber-related commissions and other fees are our largest sources of revenue and together represented 66.3% of our total revenues for fiscal 2002. We started SKY PerfecTV! 2, CS 110-degree broadcasting services as of July 2002 and revenues from the new services began to contribute to subscriber-related revenues. Fee revenues are a function primarily of ARPU, the number of DTH subscribers and the commission percentage we receive with respect to subscription fees. Our monthly ARPU is calculated as monthly subscription fees billed to DTH subscribers plus monthly basic fees, divided by the total number of paying DTH subscribers during the monthly billing cycle. The largest component of ARPU is subscription fees, the level of which is determined mainly by the mix of channels and packages selected by subscribers and the subscription prices of channels charged by broadcasters.

We have three categories of subscribers: DTH subscribers, institutional subscribers and provisional subscribers in two-week trial viewing periods. As of March 31, 2003, we had 2,990 thousand DTH subscribers and 435 thousand institutional and provisional subscribers including 41 thousand DTH and one thousand institutional and provisional subscribers to SKY PerfecTV! 2. Although as of March 31, 2003, institutional and provisional subscribers accounted for 12.7% of our subscribers, they contribute only a nominal amount to our revenues because of the fee structure for institutional contracts and the absence of revenue from provisional subscribers. For each DTH subscriber, we collect subscription fees on behalf of broadcasters related to the pay programs chosen by the subscriber. As a platform provider, we serve as a link between broadcasters and subscribers and therefore enter into contracts with subscribers only as an agent on behalf of broadcasters. Before remitting subscription fees we receive from subscribers to broadcasters, we deduct a commission as payment for our platform services, and we remit the balance to the broadcasters. We only recognize the commission portion of these payments as revenue. As a result, ARPU does not represent revenue recorded by us per subscriber. In the case of programming which we own and broadcast through our broadcasting affiliate, PPVJ, we receive 100% of all subscriber fees, which we include in other fees and revenues as described below.

Trend of Revenues


(¥ Millions)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
17,556
12,962
2,870
1,724
30,635
22,702
4,356
3,577
48,681
36,551
5,277
6,853
59,433
42,469
5,524
11,440
70,374
46,669
7,954
15,751
'99
'00
'01
'02
'03
Subscriber - related Revenues
Transmission - related Revenues
Other fees and Revenues

Basic Revenues Structure


Subscriber
Own Content
Monthly Subscription Fees
Content of broadcasters
Monthly Subscription Fees
Commissions
Satellite Operator
Basic Fee
Broadcaster
Uplink Fee
Digitization Fee
Platform
SKY PerfecTV!

- ➡ **Subscriber – related Revenues**
- ➡ **Transmission – related Revenues**
- ➡ **Revenues from Own Content of Other Fees and Revenues**

Excluding fees received for pay per view programming, subscription fees range from ¥200 to ¥1,000 per month for certain news, weather and variety channels from ¥1,500 to ¥4,000 for premium channels such as various sports channels, movie channels and selected foreign language programming including SKY PerfecTV! 2. Both SKY PerfecTV! and SKY PerfecTV! 2 offer packages of programs that allow subscribers to view pre-selected assortments of channels at a price that is less than the cost if such channels were ordered individually. Although subscribers are not required to purchase any packages, packages offer a variety of programming at lower price and subscribers are free to add additional channels on top of these packages. We broadcast 25 free television channels including data broadcasting channels in SKY PerfecTV! 2 on our platforms (not including our one free promotional channel and our electronic program guide channel) for which we receive a fee from the broadcasters based on the total number of subscribers to our service. We do not include revenues from these free channels in ARPU.

DTH subscribers of both SKY PerfecTV! and SKY PerfecTV! 2 are also charged a monthly basic fee of ¥390, which has been increased by ¥100 from ¥290 since October 2000, and a one-time registration fee of ¥2,800. We recognize the entire amount of these fees as revenue upon signing.

Our subscriber growth is driven by penetration of STBs supported by our promotional and advertising campaigns, which we conduct together with STB manufacturers and retailers. Because new subscribers must purchase our STB, the pricing of STBs is an important factor in attracting new subscribers. As a result of subsidies, commissions and incentives we pay to STB manufacturers and retailers, the average retail price of our STBs decreased from ¥20,055 in fiscal 2000 to ¥15,901 in fiscal 2001 but increased to ¥17,219 in fiscal 2002. This price increase in fiscal 2002 was an outcome of our cost management policy reducing subsidies, commisions and incentives to retailers. On the other hand, we executed special promotional campaigns such as a direct cash-back campaign to subscribers. Therefore, the actual expenses for new subscribers remained nearly the same.

Our subscirber growth is also sustained by our attractive programming including content we procure by ourselves. The Company has been acquiring more of its own content such as soccer, professional baseball, martial arts and live concert programs.

DTH subscribers increased by 17.6% from 2,220 thousand at March 31, 2001 to 2,610 thousand at March 31, 2002 and by an additional 14.6% to 2,990 thousand at March 31, 2003 as a result of promotional efforts and our own enriched content including the World Cup.

ARPU generally determines the commission we receive on subscriber fees. Our subscription fees per subscriber were ¥4,521, ¥4,214 and ¥3,893 in fiscal 2000, 2001 and 2002, respectively. Subscription fees per subscriber have been declining slightly over the past three fiscal years as a decrease in average channel prices charged by broadcasters has been partially offset by an increase in revenues from programs which we have procured directly. The decline in channel prices charged by broadcasters is likely due to subscribers' more economically minded channel selection reflecting slowdown of individual consumption trend in a deflationary economy.

Our subscription-related revenue per subscriber is calculated as a weighted average of monthly commissions from broadcasters for our platform services, including monthly basic fees, plus subscription fees based on our procured programs, divided by the total number of paying DTH subscribers during the monthly billing cycle. The subscription-related revenue per subscriber was ¥1,516, ¥1,509 and ¥1,474, in fiscal 2000, 2001 and 2002, respectively.

Subscriber-related revenues are affected by customer churn as subscribers cancel their subscriptions. We measure churn on an annualized basis as the number of cancellations during a given period, divided by the average number of subscribers during the period. Our churn rate improved by 1.2% to 8.6% in fiscal 2001 from 9.8% in fiscal 2000 and by another 0.4% to 8.2% in fiscal 2002 easing our apprehension about possible churn rate increase after the World Cup.

Transmission-related Revenues. We provide digitization services on behalf of broadcasters and operate uplinking facilities for use by JSAT. Revenues in connection with these digitization and uplink services were ¥7,954 million, or approximately 11.3 % of our total revenues, in fiscal 2002.

We receive fixed monthly fees for each channel broadcast under our digitization agreements with broadcasters. Under our uplinking agreements with JSAT, we receive a fee based on a percentage of the transponder service payments made by broadcasters to JSAT.

Other Fees and Revenues. Other fees and revenues include revenues from programs we procure directly and broadcast through PPVJ. Other fees and revenues also include sub-license fees and royalty payments received in connection with broadcasts by other terrestrial and pay television media, which we have procured directly. Such revenues have been related mainly to the sports programs such as Serie-A and Premiership. Since August 2002, other fees and revenues started to include proceeds from our new service, SKY PerfectBB, which distributes content through broadband formats such as ADSL. Other fees and revenues include revenues from SKY PerfecTV! PLUS, high-function interactive data broadcasting services, agency commissions for billing and collecting for monthly program guide magazines published by other companies, advertising revenues from the inclusion of promotional inserts in monthly subscriber bills, advertising on our electronic program guide channel, lease of studio production space to broadcasters and revenues from businesses such as our SKY PerfectTV! Communications Services which we commenced in November 1999.

Expenses

Our operating expenses consist of cost of services, sales promotion and marketing expenses, general and administrative expenses and depreciation and amortization expenses.

Cost of services. Our cost of services consists mainly of costs associated with operation of our subscriber management services, digitization, uplink and related transmission expenses, and programming costs, including outsourcing fees in connection with providing these services.

Subscriber management expenses include the operating costs of our customer services, which are operated by our consolidated subsidiary, DNCC, and the cost of IC cards, which are installed in SKY PerfecTV! STBs. Our customer services costs are outsourcing expenses primarily related to the operation of our subscriber management system, invoicing expenses, and so on. These costs generally vary with the number of our subscribers, the number of channels on our platform, the frequency with which subscribers change their program selections and churn.

Transmission-related expenses, including costs related to the operation and maintenance of facilities for digitization, uplink and related services, correlate closely to our transmission-related revenues and are primarily a factor of the number of channels on our platform. Also included in transmission-related expenses are communication expenses, including payments to JSAT in connection with the use of transponders to broadcast our promotional channel and electronic program guide.

Programming costs relate primarily to our direct acquisition of content for distribution to subscribers, such as Serie-A and Premiership broadcasts. As we expand our content acquisition activities, these costs will increase. Programming costs also include costs associated with broadcasts of free programs on our promotional channel and our electronic program guide.

Sales promotion and marketing expenses. In fiscal 2002, the largest sales promotion and marketing expenses were the costs related to broadcasting all of the World Cup games free of charge to subscribers. The single largest component of our sales promotion and marketing expenses are usually subscriber acquisition costs. Subscriber acquisition costs are comprised of subsidies paid to STB manufacturers, commissions and incentives paid to STB retailers, and costs associated with advertising, in-store displays, direct mailings and other promotional campaigns to encourage potential customers to become SKY PerfecTV! subscribers. In fiscal 2002, our per subscriber acquisition cost was approximately ¥30,677, 60.5% of which was production and sales incentives paid to STB manufacturers and retailers. The amount of sales incentive paid to STB manufacturers or retailers is determined based on the number of new subscriptions. Subscriber acquisition costs are recovered over time as we generate monthly commission revenue based on subscription fees from subscribers. However, all such costs are expensed with no portion being deferred. We are currently seeking to improve in the efficiency of our investment in subscriber acquisition cost by responding flexibly to competitive situation, STB price trends and brand recognition. We advertise through terrestrial television, radio and other media. In fiscal 2002, advertising costs included in sales promotion and marketing expenses were ¥5,133 million, representing 5.9% of operating expenses. Sales and marketing expenses also include compensation expenses for personnel engaged in sales and promotion activities.

General and administrative expenses. Major components of general and administrative expenses are personnel expenses (including wages, bonuses and benefits, and employees' retirement benefits), provisions for doubtful accounts and rent expense.

Depreciation and amortization expenses. Depreciation of property and equipment is computed principally using the straight-line method over the estimated useful life of the related assets. Property acquired under capital leases is amortized using the straight-line method over the lease term. A large portion of our depreciation and amortization expenses relates to property and equipment acquired under capital leases, primarily broadcasting systems and related equipment.

Comparison of Fiscal 2002 with Fiscal 2001

Revenues

Our revenues in fiscal 2002 increased by ¥10,941 million, or 18.4%, to ¥70,374 million from ¥59,433 million in fiscal 2001, reflecting the increase of 14.6% in DTH subscribers from 2,610 thousand to 2,990 thousand during the same period including both SKY PerfecTV! and SKY PerfecTV! 2 and the increase in revenues from our own soccer related content such as Serie-A and Premiership. Net addition of DTH subscribers declined slightly by 11 thousand in fiscal 2002, in comparison with that of the previous fiscal year. The number of subscriber applications in May 2002 just before the World Cup was 118 thousand, which was the highest number we ever experienced. We also acquired 41 thousand DTH subscribers to SKY PerfecTV! 2 within the first nine months of service. This impressive reaction was driven by subscriber promotional efforts such as the World Cup oriented cash-back campaign and the strong advertising activities executed to promote our soccer-related content.

Subscriber-related revenues are our largest source of revenue and increased by ¥4,200 million, or 9.9%, to ¥46,669 million in fiscal 2002 from ¥42,469 million in fiscal 2001. This increase was due mainly to the increase in the number of subscribers.

Transmission-related revenues increased by ¥2,430 million, or 44.0%, to ¥7,954 million in fiscal 2002 from ¥5,524 million in fiscal 2001, reflecting primarily the addition of channels through introduction of SKY PerfecTV! 2 in July 2002 and scheduled annual fee increases on the uplinking agreements with JSAT and digitization agreements with broadcasters. As of March 31, 2003, SKY PerfecTV! 2 offered 56 channels.

Other fees and revenues increased by ¥4,311 million, or 37.7%, to ¥15,751 million in fiscal 2002 from ¥11,440 million in fiscal 2001. This increase was due mainly to an increase in revenues from our own content such as Premiership, Serie-A, martial arts events and popular singers' live concert programs. These sales increases are the result of our stronger promotion of our packs such as the Soccer Packs whose content have been further reinforced after the World Cup and the Professional Baseball pack. Advertising revenue earned in connection with broadcasting the World Cup contributed to the increase as well.

Expenses

Cost of services increased by ¥6,697 million, or 20.5%, to ¥39,345 million in fiscal 2002 from ¥32,648 million in fiscal 2001 reflecting increased costs associated with procurement of sports and other events programs and billing and collection expenses due to the increase in subscribers.

Sales promotion and marketing expenses increased by ¥10,306 million, or 41.6%, to ¥35,109 million in fiscal 2002 from ¥24,803 million in fiscal 2001. This increase was caused by the World Cup broadcasting right costs and other production costs related to the World Cup even though it was slightly offset by our successful reduction of incentives paid to STB retailers in accordance with our cost management policy.

General and administrative expenses increased by ¥877 million, or 16.2%, to ¥6,290 million in fiscal 2002 from ¥5,413 million in fiscal 2001. Included in these expenses was a ¥612 million impairment loss taken on goodwill of SAMURAI.

Depreciation and amortization expenses increased by ¥431 million, or 7.4 %, to ¥6,224 million in fiscal 2002 from ¥5,793 million in fiscal 2001. This increase mainly reflects capital expenditures made in connection with SKY PerfecTV! 2, CS 110-degree broadcasting services which went in service in July 2002.

Our operating loss in fiscal 2002 grew by ¥7,370 million, or 79.9%, to ¥16,594 million from ¥9,224 million in fiscal 2001 due mainly to the cost related to broadcasting the World Cup free of charge.

Other expenses-net in fiscal 2002 decreased by ¥162 million, or 36.5%, to ¥282 million from ¥444 million in fiscal 2001. Interest income increased by ¥91 million, or 56.2%, to ¥253 million from ¥162 million in fiscal 2001 while interest expenses increased by ¥22 million, or 3.9%, to ¥583 million from ¥561 million in fiscal 2001. An increase in foreign currency transaction losses-net of ¥273 million was substantially offset by an increase in equity in net profit of affiliated companies of ¥93 million and an increase in net loss allocated to minority interest of ¥162 million.

Loss before income taxes in fiscal 2002 climbed by ¥7,208 million, or 74.6%, to ¥16,876 million from ¥9,668 million in fiscal 2001. This was mainly due the World Cup related costs mentioned adove. No income tax expense or benefit was recorded in fiscal 2001 and 2002.

Our net loss increased by ¥7,208, or 74.6% to ¥16,876 million in fiscal 2002 from ¥9,668 million in fiscal 2001.

Comparison of Fiscal 2001 with Fiscal 2000

Revenues

Our revenues in fiscal 2001 increased by ¥10,752 million, or 22.1%, to ¥59,433 million from ¥48,681 million in fiscal 2000, reflecting primarily the increase in DTH subscribers from 2,220 thousand to 2,610 thousand during the same period. The number of new registrations of DTH subscribers declined in the 2001 fiscal year, in comparison with that of the previous fiscal year. This strong result was due to subscriber promotional efforts, in particular a marked increase in commissions and incentives paid to STB retailers and subsidies paid to manufacturers, the success of the World Cup oriented cash-back campaign and joint promotional activities with broadcasters.

Subscriber-related revenues were our largest source of revenue and increased by ¥5,918 million, or 16.2%, to ¥42,469 million in fiscal 2001 from ¥36,551 million in fiscal 2000. This increase was due mainly to the increase in the number of subscribers. Also, monthly basic fees increased in fiscal 2001 because the monthly basic fee was raised from ¥290 to ¥390 in October 2000.

Transmission-related revenues increased by ¥247 million, or 4.7%, to ¥5,524 million in fiscal 2001 from ¥5,277 million in fiscal 2000, primarily reflecting fee increases under our uplinking agreements with JSAT and digitization agreements with broadcasters corresponding to the annual step-up in fees.

Other fees and revenues increased by ¥4,587 million, or 66.9%, to ¥11,440 million in fiscal 2001 from ¥6,853 million in fiscal 2000. This increase was due mainly to an increase in revenues from our own content and sub-license fees, such as Premiership, French soccer and other soccer programs. In October 2001, the Company acquired an 80.25% interest in SAMURAI, a broadcaster operating FIGHTING TV SAMURAI!, the special TV channel for wrestling and martial arts, and the results of operations of SAMURAI have been included in the Company's consolidated results of operations from the date of acquisition.

Expenses

Cost of services increased by ¥7,426 million, or 29.4%, to ¥32,648 million in fiscal 2001 from ¥25,222 million in fiscal 2000 reflecting primarily increased costs associated with procurement of sports and other events programs and billing and collection expenses due to the increase in subscribers.

Sales promotion and marketing expenses decreased by ¥4,219 million, or 14.5%, to ¥24,803 million in fiscal 2001 from ¥29,022 million in fiscal 2000. This decrease mainly reflects the absence of commission expenses incurred in connection with the migration of DirecTV Japan in fiscal 2000. On the other hand, as a result of the World Cup, advertising costs and campaign expenses increased.

General and administrative expenses increased by ¥263 million, or 5.1%, to ¥5,413 million in fiscal 2001 from ¥5,150 million in fiscal 2000. There are no significant fluctuations in comparison with the previous fiscal year.

Depreciation and amortization expenses decreased by ¥1,619 million, or 21.8 %, to ¥5,793 million in fiscal 2001 from ¥7,412 million in fiscal 2000. This decrease mainly reflects the disposition of property and equipment in fiscal 2001 and the decrease in additional depreciation expense related to the disposed property and equipment in comparison with the previous fiscal year, which resulted from the transfer of the Company's subscriber management services to DNCC during the fiscal year. With this transition of subscriber management business accompanied with the modification of operation, depreciation costs relating to subscriber management system was replaced by outsourcing fees included in cost of services.

Our operating loss in fiscal 2001 decreased by ¥8,901 million, or 49.1%, to ¥9,224 million from ¥18,125 million in fiscal 2000.

Other expenses-net in fiscal 2001 decreased by ¥70 million, or 13.6%, to ¥444 million from ¥514 million in fiscal 2000. Interest income decreased by ¥73 million, or 31.1%, to ¥162 million from ¥235 million in fiscal 2000 while interest expenses decreased by ¥263 million, or 31.9%, to ¥561 million from ¥824 million in fiscal 2000. These items were offset by equity in net loss of affiliated companies of ¥49 million, foreign currency transaction losses—net of ¥100 million and other expenses, net of ¥89 million, partially offset by ¥193 million of net loss allocated to minority interests.

Loss before income taxes in fiscal 2001 decreased by ¥8,971 million, or 48.1%, to ¥9,668 million from ¥18,639 million in fiscal 2000. No income tax expense or benefit was recorded in fiscal 2000 and 2001.

Our net loss decreased by ¥8,971 million, or 48.1%, to ¥9,668 million in fiscal 2001 from ¥18,639 million in fiscal 2000.

Liquidity and Capital Resources

Our principal needs for cash are associated with financing our working capital requirements, in particular costs associated with subscriber acquisition, the operation and management of our subscriber management system and our broadcasting system. As we expand our acquisition of content, we will also need to finance the purchase of broadcasting rights. In addition, the Company has invested the capital requirement, (¥480 million) in a new entity, OptiCast Inc., established in June, 2003 in preparation for the launch of content distribution services through FTTH.

We enter into contracts to purchase broadcasting rights to certain programs, which obligate us to make future payments. Commitments at March 31, 2003, on these contracts, some of which are subject to reductions depending on certain conditions, amounted to ¥17,972 million through 2006. Our principal current commitments relate to UEFA Champions League, Serie-A, Premiership and so on.

To finance our operations, we raised ¥120.9 billion (net of stock issuance cost) through our initial public offering on the MOTHERS market of the Tokyo Stock Exchange on October 20, 2000.

Our primary source of funds for our capital requirements has been from financing activities. As of March 31, 2003, we had approximately ¥38,103 million of cash and cash equivalents, which consisted primarily of remaining proceeds from our initial public offering.

In fiscal 2002, net cash used in operating activities of ¥3,324 million resulted from our net loss of ¥16,876 million with adjustments of ¥6,224 million for depreciation and amortization expenses, ¥10,237 million for a decrease in other current assets, and ¥3,849 million for a decrease in accrued expenses. Other current assets decreased mainly due to amortization of the World Cup broadcasting rights and others. The decrease in accrued expenses are the result of decreased accruals for commissions and incentives due to a reduction of new subscriber registration at this year-end compared to the previous year-end, which was before the World Cup.

In fiscal 2001, net cash used in operating activities of ¥6,168 million was caused by our net loss of ¥9,668 million with adjustments of ¥5,793 million for depreciation and amortization expenses. Regarding changes in assets and liabilities, other current assets and accrued expenses increased by ¥10,443 and ¥5,095 million, respectively. The increase in other current assets was due mainly to partial payments for acquisition of CS exclusive broadcasting rights in Japan for the World Cup and others.

In fiscal 2002, net cash used in investing activities amounted to ¥11,828 million. Cash used for purchases of short-term and other investments amounted to ¥21,077 million and ¥27,356 million, respectively. ¥12,136 million was provided through proceeds from redemption of short-term investments and ¥28,354 million-net was provided by time deposits. The cash used in investing activities also includes purchases of property and equipment mainly related to the launch of SKY PerfecTV! 2.

In fiscal 2001, net cash used in investing activities was ¥48,002 million. The increase in net cash used in investing activities compared with fiscal 2000 was due mainly to payments for time deposits and short-term investments of ¥29,580 million and ¥14,000 million, respectively, and purchases of property and equipment related to CS 110-degree services.

Net cash used in financing activities was ¥4,441 million in fiscal 2002 and ¥4,860 million in fiscal 2001. This was mainly used for payments of capital lease obligations and repayments of long-term payables. The decrease in net cash used in financing activities in fiscal 2002 compared with previous year primarily relates to the expiration of some of lease contracts.

After our initial public offering, in fiscal 2000 we repaid ¥11,000 million of unsecured bank loans and ¥18,500 million of short-term borrowings, which consisted of bank overdrafts.

Since fiscal 2000, we have consolidated DNCC and received ¥2,156 million related to the issuance of shares from the NTT Group, which is a partner of the joint venture in fiscal 2000.

In July 2000, we agreed, together with other shareholders of PPVJ to provide guarantees of PPVJ's credit facilities in proportion to our share ownership percentage, and contracted guarantee agreement with banks on September 29, 2000. Current outstanding credit guarantees of ¥54 million expire as of June 30, 2003.

Adoption of New Accounting Standards

See Note 1 of the Notes to Consolidated Financial Statements.

Independent Auditors' Report

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Tel :+81-3-3457-7321
Fax:+81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
SKY Perfect Communications Inc.
(Kabushiki Kaisha SKY Perfect Communications):

We have audited the accompanying consolidated balance sheets of SKY Perfect Communications Inc. (Kabushiki Kaisha SKY Perfect Communications) (the "Company") and subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 13, 2003 (June 27, 2003 as to Note 18)

Consolidated Balance Sheets
March 31, 2002 and 2003

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2003	2003
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 57,803	¥ 38,103	$ 322,715
Time deposits	28,385	5	42
Short-term investments (Note 3)	16,137	25,132	212,857
Accounts receivable (Notes 4 and 15):			
Trade	7,006	8,221	69,628
Other	1,769	1,702	14,415
Allowance for doubtful receivables (Note 2)	(414)	(382)	(3,235)
Broadcasting rights (Note 17)	1,816	2,153	18,235
Other current assets (Notes 7 and 15)	12,430	1,913	16,203
Total current assets	124,932	76,847	650,860
Investments:			
Investments in affiliated companies (Note 4)	369	409	3,464
Other investments (Note 3)	4,666	25,906	219,412
Total investments	5,035	26,315	222,876
Property and equipment, net (Notes 5 and 6)	22,956	22,995	194,757
Other assets (Notes 4, 7 and 10)	1,596	3,859	32,684
Total	¥154,519	¥130,016	$ 1,101,177

See notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2003	2003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Lease obligations—current portion (Note 6)	¥ 3,379	¥ 3,892	$ 32,963
Accounts payable (Note 15)	5,103	1,469	12,442
Accrued expenses (Notes 4 and 15):			
Commissions	2,805	1,481	12,543
Other	9,648	7,123	60,329
Subscription fees received	11,432	12,427	105,251
Payable under securities purchase agreements	5,255	–	–
Other current liabilities (Note 15)	659	1,113	9,427
Total current liabilities	38,281	27,505	232,955
Long-term liabilities:			
Long-term debt (Note 8)	5	5	42
Lease obligations (Note 6)	6,931	9,080	76,904
Long-term payables	995	1,641	13,899
Liability for severance payments (Note 10)	226	353	2,990
Other liabilities (Note 9)	392	740	6,267
Total long-term liabilities	8,549	11,819	100,102
Minority interests	2,589	2,233	18,912
Commitments and contingent liabilities (Notes 4 and 17)			
Shareholders' equity (Notes 11 and 18):			
Common stock	139,460	139,462	1,181,181
authorized—3,200,000 shares			
issued and outstanding,			
2002—2,237,282 shares			
2003—2,237,351 shares			
Capital surplus	73,846	73,957	626,382
Accumulated deficit	(108,206)	(125,082)	(1,059,388)
Accumulated other comprehensive income	–	122	1,033
Total shareholders' equity	105,100	88,459	749,208
Total	¥154,519	¥130,016	$ 1,101,177

See notes to consolidated financial statements.

Consolidated Statements of Operations
For the years ended March 31, 2001, 2002 and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2001	2002	2003	2003
Revenues (Notes 4 and 15)	¥48,681	¥59,433	¥70,374	$596,036
Operating expenses:				
Cost of services (Notes 4 and 15)	25,222	32,648	39,345	333,235
Sales promotion and marketing expenses (Notes 15 and 16)	29,022	24,803	35,109	297,357
General and administrative expenses	5,150	5,413	6,290	53,274
Depreciation and amortization expenses (Notes 5 and 6)	7,412	5,793	6,224	52,714
Total operating expenses	66,806	68,657	86,968	736,580
Operating loss	18,125	9,224	16,594	140,544
Other income (expenses):				
Interest income	235	162	253	2,143
Interest expenses	(824)	(561)	(583)	(4,938)
Other—net (Note 14)	75	(45)	48	407
Other expenses—net	(514)	(444)	(282)	(2,388)
Net loss	¥18,639	¥ 9,668	¥16,876	$142,932

	Yen			U.S. Dollars
	2001	2002	2003	2003
Per share of common stock :				
Net loss per share—basic and diluted	¥9,246.71	¥4,321.61	¥7,542.98	$63.89

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
For the years ended March 31, 2001, 2002 and 2003

	Millions of Yen				
	Common Stock (Note 11)	Capital Surplus (Notes 11 and 12)	Accumulated Deficit	Accumulated Other Comprehensive Income (Note 11)	Total
Balance at April 1, 2000	¥ 91,856	–	¥ (79,899)	–	¥11,957
Common stock issued	47,600	¥74,000	–	–	121,600
Stock issuance cost	–	(727)	–	–	(727)
Stock-based compensation	–	237	–	–	237
Net loss	–	–	(18,639)	–	(18,639)
Balance at March 31, 2001	139,456	73,510	(98,538)	–	114,428
Exercise of warrants	4	4	–	–	8
Stock-based compensation	–	332	–	–	332
Net loss	–	–	(9,668)	–	(9,668)
Balance at March 31, 2002	139,460	73,846	(108,206)	–	105,100
Exercise of warrants	2	2	–	–	4
Stock-based compensation	–	109	–	–	109
Comprehensive income:					
Net loss	–	–	(16,876)	–	(16,876)
Other comprehensive income (loss), net of tax:					
Unrealized gains on securities	–	–	–	¥140	140
Unrealized losses on derivatives	–	–	–	(18)	(18)
Total comprehensive loss	–	–	–	–	(16,754)
Balance at March 31, 2003	¥139,462	¥73,957	¥(125,082)	¥122	¥88,459

	Thousands of U.S. Dollars (Note 1)				
	Common Stock	Capital Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance at March 31, 2002	$1,181,164	$625,442	$ (916,456)	–	$890,150
Exercise of warrants	17	17	–	–	34
Stock-based compensation	–	923	–	–	923
Comprehensive income:					
Net loss	–	–	(142,932)	–	(142,932)
Other comprehensive income (loss), net of tax:					
Unrealized gains on securities	–	–	–	$1,186	1,186
Unrealized losses on derivatives	–	–	–	(153)	(153)
Total comprehensive loss	–	–	–	–	(141,899)
Balance at March 31, 2003	$1,181,181	$626,382	$(1,059,388)	$1,033	$749,208

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the years ended March 31, 2001, 2002 and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2001	2002	2003	2003
Operating activities:				
Net loss	¥ (18,639)	¥ (9,668)	¥(16,876)	$(142,932)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	7,412	5,793	6,224	52,714
Sales promotion	6,000	–	–	–
Impairment loss	–	–	612	5,183
Provision for doubtful accounts	516	286	287	2,431
Loss on property and equipment—net	2	97	136	1,152
Other	215	582	10	85
Changes in assets and liabilities:				
Accounts receivable	(1,300)	(1,174)	(1,148)	(9,723)
Broadcasting rights	(967)	(285)	(337)	(2,854)
Other current assets	(1,581)	(10,443)	10,237	86,703
Long-term advance payment for broadcasting rights	(3,625)	3,625	(349)	(2,956)
Other assets	(259)	91	(103)	(872)
Accounts payable	(194)	(1,308)	226	1,914
Accrued expenses	(1,235)	5,095	(3,849)	(32,599)
Subscription fees received	3,270	985	995	8,427
Other current liabilities	129	50	454	3,845
Other liabilities	174	106	157	1,329
Net cash used in operating activities	(10,082)	(6,168)	(3,324)	(28,153)
Investing activities:				
Purchases of property and equipment	(1,601)	(4,706)	(8,126)	(68,823)
Proceeds from sales of property and equipment	39	127	5,615	47,557
Purchases of investments in affiliated companies	(25)	(2)	–	–
Purchases of short-term investments	–	(14,000)	(21,077)	(178,513)
Proceeds from redemption of short-term investments	–	–	12,136	102,786
Purchases of other investments	(5,101)	(1,424)	(27,356)	(231,693)
Proceeds from sales and redemption of other investments	5,001	12	1,085	9,189
Refund of time deposits	1,376	2,169	48,354	409,537
Payments for time deposits	(1,868)	(29,580)	(20,000)	(169,391)
Payments for short-term loan receivable	(6,000)	–	–	–
Purchase of a currency swap asset	–	–	(2,212)	(18,735)
Investments in newly controlled companies, net of cash acquired (used)	806	(604)	–	–
Other	(10)	6	(247)	(2,092)
Net cash used in investing activities	(7,383)	(48,002)	(11,828)	(100,178)
Financing activities:				
Proceeds from issuance of common stock, net of stock issuance cost	120,873	8	3	25
Proceeds from issuance of subsidiary stock	2,156	–	–	–
Net decrease in short-term borrowings	(18,500)	–	–	–
Repayments of long-term debt	(11,000)	–	–	–
Payments of long-term payables	(716)	(956)	(665)	(5,632)
Proceeds from issuance of bonds	239	–	–	–
Repayment of bonds	(240)	–	–	–
Payments of lease obligations under capital lease	(3,667)	(3,912)	(3,779)	(32,006)
Net cash provided by (used in) financing activities	89,145	(4,860)	(4,441)	(37,613)
Effect of exchange rate changes on cash and cash equivalents	7	41	(107)	(906)
Net increase (decrease) in cash and cash equivalents	71,687	(58,989)	(19,700)	(166,850)
Cash and cash equivalents at beginning of year	45,105	116,792	57,803	489,565
Cash and cash equivalents at end of year	¥116,792	¥57,803	¥ 38,103	$ 322,715
Supplemental information:				
Cash paid during the year for:				
Interest	¥ 796	¥ 561	¥ 583	$ 4,938
Acquisition of assets by entering into capital leases	1,123	3,295	7,493	63,462

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

(1) Basis of Presentation

Basis of financial statements

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which SKY Perfect Communications Inc. (the "Company") is incorporated and operates. The U.S. dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2003 of ¥118.07 = U.S.$1 solely for convenience. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). Effect has been given in the consolidated financial statements to adjustments which have not been entered in the general books of account of the Company and its subsidiaries (together, the "Companies") maintained in accordance with accounting principles generally accepted in Japan. The principal adjustments include those relating to (1) accounting for deferred charges, (2) business combinations, including elimination of goodwill, (3) accounting for leases, and (4) stock based compensation.

Nature of operations

The Company was founded in November 1994 (originally as DMC Planning Inc.) and started its operation in 1996. The Company provides platform service to broadcasters and subscribers in Japan as SKY PerfecTV! with regard to satellite digital multichannel broadcasting service using satellites operated by JSAT Corporation ("JSAT").

The management of the Company manages its business and measures results based on a single platform service related to satellite digital multichannel broadcasting. All of the revenues are generated in Japan.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below.

Consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Investments in affiliated companies (companies owned 20% to 50% and corporate joint ventures) are accounted for by the equity method of accounting. The excess of the cost of the investment in subsidiaries and affiliated companies over the equity in the net assets at the date of acquisition is tested for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No.142, "Goodwill and Other Intangible Assets". Intercompany balances and transactions are eliminated in consolidation.

Revenue recognition

The Companies' platform service for subscriber management operations relates to the Companies' service for invoicing and collecting fees, such as subscription fee and registration fee, from the subscribers on behalf of broadcasters. The Companies' commission revenue from this service is recorded during the period in which the monthly invoicing and collection service are performed.

The Companies' service also includes transmission of programs to the satellites operated by JSAT. Revenue from such service is recognized as service is rendered.

The Companies' revenue includes fees from programs procured directly by the Companies and broadcast through affiliates, sub-license fees and royalty payments. Revenue is recorded when the programs are broadcasted.

Sales promotion and marketing expenses

Sales promotion and marketing expenses, including subsidies to set-top box ("STB") manufacturers, commissions and incentives to STB retailers, and advertising costs, are charged to expense as incurred.

Segment information

The management measures the Companies' business as a single segment which provides platform service relating to satellite digital multichannel broadcasting. The Companies operate their business only in Japan and their long-lived assets are located in Japan. There were no single external customers amounting to 10% or more of the Companies' revenues for the year ended March 31, 2001. The information about major customers for the years ended March 31, 2002 and 2003 is described in Note 4.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks including short-term time deposits, and short-term investments, generally with original maturities of three months or less, that are readily convertible into cash and have no significant risk of change in value.

Short-term investments and other investments

Short-term investments are debt securities with maturities within one year. Other investments are investments in non-traded and unaffiliated companies and debt securities with maturities of over one year.

The Company classifies its debt securities as available-for-sale and carries them at fair value with a corresponding recognition of unrealized holding gains or losses (net of tax) in other comprehensive income. Investments in non-traded and unaffiliated companies are stated at cost. If an other-than-temporary impairment of these investments is considered to have occurred, the cost basis of the individual security is written down to equity in net assets of the investee.

The cost of securities sold is determined based on the moving average-cost method.

Allowance for doubtful receivables

An allowance for doubtful receivables is estimated based on the Companies' past credit loss experience and an evaluation of potential losses in receivables outstanding.

Broadcasting rights

The Companies purchase rights relating to broadcasting of programs which are capitalized and amortized based on the number of showings.

Depreciation and amortization

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed principally using the straight-line method over the estimated useful lives of related assets. Property under capital leases is amortized using the straight-line method over the lease terms. Computer software is recorded at cost less accumulated amortization and is amortized on a straight-line method over the estimated useful lives.

Estimated useful lives for property, equipment and computer software are as follows:

Leasehold improvements	3	to	18	years
Machinery and equipment	2	to	6	years
Furniture, fixtures and others	3	to	20	years
Computer software	2	to	5	years

The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and any resulting gains or losses are reflected in income.

Long-lived assets

Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment based on undiscounted future cash flow whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on discounted value of cash flows.

The Company adopted the provisions of SFAS No.142, "Goodwill and Other Intangible Assets" on April 1, 2002 in its entirety with the exception of the immediate adoption of the provision related to goodwill acquired after June 30, 2001. In accordance with the statement, goodwill acquired in a business combination for which the acquisition date was after June 30, 2001 has not been amortized since the acquisition.

Income taxes

The provision for income taxes is determined using the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized.

Severance indemnities plans

The Companies have unfunded severance indemnities plan covering substantially all employees, other than employees seconded from the shareholders and directors. The costs of the severance indemnities plan are accrued based on amounts determined using actuarial methods.

Stock-based compensation

As allowed under the provisions of SFAS No.123, "Accounting for Stock- Based Compensation", the Company has elected to follow Accounting Principles Board Opinion ("APB") No.25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock-based compensation plans. Under the intrinsic value-based method, compensation cost is measured as the amount by which the quoted market price of the Company's stock at the date of grant exceeds the stock option exercise price and is expensed over the vesting period.

Derivative Financial Instruments

All derivatives, including certain derivative financial instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at fair value.

In accordance with SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No.133", the derivative financial instruments held by the Company are classified and accounted as below.

Cash flow hedges -

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions are initially recorded in other comprehensive income and reclassified into earnings when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion, if any, are recognized in current period earnings.

Derivatives not designated as hedges -

Changes in the fair value of derivatives that are not designated as hedges under SFAS No.133 are recognized in current period earnings.

The Company formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking hedging activities. The Company also assesses, both at the inception of the hedge and periodically on an on-going basis, whether the derivatives that are designated as cash flow hedges are highly effective in offsetting changes in cash flows of hedged items. When it is determined that derivatives are not highly effective as hedges, the Company discontinues hedge accounting.

Foreign currency transactions

Foreign currency assets and liabilities are stated at the amount as computed by using year-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Basic and diluted net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share assumes the dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of such common stock.

However, as the Companies generated net losses in all periods presented, common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants, are not included in diluted net loss per share because such shares would be antidilutive. The weighted average number of shares of common stock outstanding for the years ended March 31, 2001, 2002 and 2003 were 2,015,743 shares, 2,237,127 shares and 2,237,312 shares, respectively.

(3) New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.143, "Accounting for Asset Retirement Obligations". SFAS No.143 addresses financial accounting and repoting for obligations associated with the retirement of tangible long-lived asset and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The statement retains the previously existing accounting requirements related to the recongnition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this statement did not have material impact on the Company's consolidated financial position and results of operations for fiscal 2002.

In April 2002, the FASB issued SFAS No.145, "Rescission of FASB Statements No.4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections". This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others, and is effective for fiscal years beginning or transactions occurring after May 15, 2002, with early adoption encouraged. The adoption of this statement did not have any effect on the Company's consolidated financial position and results of operations for fiscal 2002.

In June 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement addresses financial accounting and reporting for costs associated with exit or disposal activities initiated after December 31, 2002. There was no effect from the adoption of this statement on the Company's consolidated financial position and results of operations.

In October 2002, the FASB issued SFAS No.147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No.72 and 144 and FASB Interpretation No.9". This statement addresses the financial accounting and reporting for an acquisition initiated on or after October 1, 2002 of all or part of a financial institution and provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets. The statement was effective on October 1, 2002. There was no effect from the adoption of this statement on the Company's consolidated financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No.45,

"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No.5, 57, and 107 and rescission of FASB Interpretation No.34". This interpretation addresses the accounting for guarantees issued or modified after December 31, 2002 and requires a guarantor, at the inception of guarantees, to recognize a liability for the fair value of the obligation undertaken in issuing the guarantees. The adoption of this statement did not have any effect on the Company's consolidated financial position and results of operations for fiscal 2002.

In December 2002, the FASB issued SFAS No.148, "Accounting for Stock-Based Compensation transition and Disclosure - an amendment of FASB Statement No.123". This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The statement is effective for fiscal years ending after December 15, 2002 for transition guidance and annual disclosure provisions and for interim periods beginning after December 15, 2002. The adoption of this statement did not have any effect on the Company's consolidated financial position and results of operations for fiscal 2002.

In January 2003, the FASB issued FASB Interpretation No.46, "Consolidation of Variable Interest Entities". This interpretation addresses consolidation by business enterprises of variable interest entities ("VIE") when certain characteristics are present. This interpretation applies immediately to VIEs created or acquired after January 31, 2003. VIEs created or acquired before February 1, 2003 are not subject to the provisions of this interpretation until the first fiscal year or interim period beginning after June 15, 2003. The Company does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

In April 2003, the FASB issued SFAS No.149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No.133. This statement is principally effective for contracts entered into or modified after June 30, 2003 with some exceptions. The Company is now in the process of assessing the impact of this statement.

In May 2003, the FASB issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. The Company does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

(4) Reclassification

Certain prior period amounts have been reclassified to conform to the current presentation.

2. Allowance for Doubtful Receivables

Changes in the allowance for doubtful receivables for the years ended March 31, 2001, 2002 and 2003, were as follows:

	Millions of Yen			Thousand[s of] U.S. Dollar[s]
	2001	2002	2003	2003
Balance at beginning of year	¥204	¥588	¥414	$3,506
Provision for doubtful accounts	516	286	287	2,431
Increase in allowance related to purchase of subsidiaries	–	10	–	–
Charge offs	(132)	(470)	(319)	(2,702)
Balance at end of year	¥588	¥414	¥382	$3,235

3. Investments in Securities

The cost, gross unrealized gains, gross unrealized losses and fair value for available-for-sale securities which include cash and cash equivalents, short-term investments and other investments at March 31, 2002 and 2003 were as follows:

	Millions of Yen			
	2002			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Debt securities	¥25,306	–	–	¥25,306

	Millions of Yen			
	2003			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Debt securities	¥54,758	¥406	¥163	¥55,001

	Thousands of U.S. Dollars			
	2003			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Debt securities	$463,776	$3,439	$1,381	$465,834

Contractual maturities of debt securities as of March 31, 2003 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Within one year	¥30,130	$255,188
After one year through five years	10,985	93,038
After five years	13,886	117,608
Total	¥55,001	$465,834

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Proceeds from sales	–	–	¥1,079	$9,139
Gross realized gains	–	–	79	669

4. Investments in Affiliated Companies

The Company holds a 20% interest in PAY PER VIEW JAPAN, INC. ("PPVJ"), a broadcaster operating under the pay per view billing system for programs purchased for viewing.

The Company had revenue transactions with PPVJ for the years ended March 31, 2001, 2002 and 2003 amounting to ¥4,348 million, ¥7,335 million and ¥10,077 million ($85,348 thousand), respectively. Such revenue includes subscription fees for the programs the Company directly procured and broadcasted through PPVJ as an agent amounting to ¥2,271 million, ¥4,557 million and ¥7,030 million ($59,541 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

Costs of services amounted to ¥261 million, ¥150 million and ¥320 million ($2,710 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively. The balances as a result of these transactions at March 31, 2002 and 2003 were ¥328 million and ¥1,331 million ($11,273 thousand) of accounts receivable and ¥25 million and ¥19 million ($161 thousand) of accrued expenses, respectively. Revenues from PPVJ for fiscal 2001 and 2002 accounted for 10% or more of the Companies' revenues.

In November 2002, the FASB issued Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others", which clarifies the requirements of SFAS No.5, Accounting for Contingencies, relating to a guarantor's accounting for and disclosures of certain guarantees issued.

The Company has provided financial guarantees of ¥54 million ($457 thousand) to certain banks relating to bank loans to PPVJ. Current outstanding credit guarantees expire as of June 30, 2003.

In addition, CableSkyNet Planning Corporation ("CSN"), a 31.65% equity investee was dissolved as of July 31, 2002.

These companies were accounted for using the equity method. Financial information of CSN was excluded in fiscal 2002 due to the dissolution.

Summarized financial information of PPVJ as of and for the years ended March 31, 2002 and 2003 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Current assets	¥ 974	¥ 900	$ 7,622
Non-current assets	872	798	6,759
Total assets	¥1,846	¥1,698	$14,381
Current liabilities	¥1,361	¥1,078	$ 9,130
Non-current liabilities	114	53	449
Shareholders' equity	371	567	4,802
Total liabilities and shareholders' equity	¥1,846	¥1,698	$14,381
Revenues	¥6,609	¥6,690	$56,661
Net income	¥ 343	¥ 230	$ 1,948

On December 22, 1999, the Company established Data Network Center Corporation ("DNCC"), a 50% interest corporate joint venture, to perform subscriber management operations. During the year ended March 31, 2001, the Company increased its ownership interest in DNCC from 50% to 51% and included this entity in the consolidated results of operations effective October 1, 2000.

On October 17, 2001, the Company acquired an 80.25% interest in Samurai TV Inc. ("SAMURAI"), a broadcaster operating FIGHTING TV SAMURAI! the special TV channel for wrestling and martial arts, for ¥700 million in order to boost the Company's services in the field of sports media. The acquisition was accounted for under the purchase method, and the results of SAMURAI have been included in the Company's consolidated results from the date of acquisition. The excess of cost over net assets acquired of ¥612 million, included in other assets as goodwill as of March 31, 2002, was not being amortized. On March 31, 2003, the Company recognized a ¥612 million ($5,183 thousand) impairment loss in accordance with SFAS No.142 since SAMURAI recorded higher operating losses than expected in fiscal 2002. The fair value was estimated using the expected present value of future cash flows.

5. Property and Equipment

Property and equipment at March 31, 2002 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Leasehold improvements	¥ 2,580	¥ 2,627	$ 22,250
Machinery and equipment	21,996	26,151	221,487
Furniture, fixtures and others	7,913	3,010	25,493
Computer software	4,504	8,630	73,092
Total	36,993	40,418	342,322
Less accumulated depreciation and amortization	14,037	17,423	147,565
Property and equipment–net	¥22,956	¥22,995	$194,757

Property and equipment include capitalized leases as described in Note 6.

6. Leases

Capital leases—The Companies lease certain assets, principally subscriber management systems, broadcasting systems and related equipment, which are classified as capital leases. Included in property and equipment were the following assets held under capital leases:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Machinery and equipment	¥17,816	¥20,776	$175,963
Furniture, fixtures and others	2,724	3,598	30,474
Total	20,540	24,374	206,437
Less accumulated amortization	10,711	11,856	100,415
Capital lease assets–net	¥ 9,829	¥12,518	$106,022

Amortization expense of capitalized assets for the years ended March 31, 2001, 2002 and 2003 were ¥4,522 million, ¥3,792 million and ¥3,752 million ($31,778 thousand), respectively.

Operating leases—The Companies lease certain office space and office equipment, which are under cancelable and non-cancelable lease agreements.

At March 31, 2003, future lease payments under capital leases and non-cancelable operating leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Year ending March 31:				
2004	¥ 4,300	¥ 9	$ 36,419	$ 76
2005	3,640	8	30,829	68
2006	1,819	6	15,406	51
2007	1,661	2	14,068	17
2008	1,462	–	12,383	–
Thereafter	1,134	–	9,604	–
Total minimum lease payments	¥14,016	¥25	$118,709	$212
Less amounts representing interest	1,044		8,842	
Present value of net minimum capital lease payments	12,972		109,867	
Less current portion	3,892		32,963	
Non-current	¥ 9,080		$ 76,904	

Rental expenses under cancelable operating leases for the years ended March 31, 2001, 2002 and 2003 were ¥934 million, ¥1,228 million and ¥1,542 million ($13,060 thousand), respectively.

7. Other Current Assets and Other Assets

Other current assets and other assets at March 31, 2002 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Other current assets:			
Advance payment	¥11,192	–	–
Refundable consumption tax	594	¥ 91	$ 771
Prepaid expenses	215	1,317	11,155
Other	429	505	4,277
Total other current assets	¥12,430	¥ 1,913	$16,203
Other assets:			
Rental deposits	¥ 892	¥ 979	$ 8,292
Goodwill	612	–	–
Currency swap agreements	–	2,217	18,777
Other	92	663	5,615
Total other assets	¥ 1,596	¥ 3,859	$32,684

Advance payment at March 31, 2002 consisted mainly of advance payment for broadcasting rights relating to the World Cup, which was charged to operations during the first quarter ended June 30, 2002.

8. Short-term Borrowings and Long-term Debt

At March 31, 2002 and 2003, there was no balance of short-term borrowings.

On July 31, 2000, the Company issued bonds of ¥245 million with 49 detachable warrants. One warrant entitles the holder to subscribe fo 100 shares of common stock of the Company at ¥50,000 per share. Upon issuance of the bonds, the Company purchased all of these warrants and awarded such warrants to certain directors and employees of the Company as a part of their remuneration. On January 31, 2001, the Company redeemed the bonds for ¥240 million. Accordingly, the balance of long-term debt at March 31, 2002 and 2003 was ¥5 million ($42 thousand).

The Company has bank overdraft (borrowings) agreements with certain Japanese banks for which the unused balance at March 31, 2003 was ¥5,000 million ($42,348 thousand).

9. Income Taxes

The Companies are subject to a number of different income taxes which, in the aggregate, indicate a normal effective statutory tax rate of approximately 42% for the years ended March 31, 2001, 2002 and 2003.

On March 31, 2003, a tax reform law was enacted which changed the combined normal effective statutory tax rate from approximately 42.0% to 40.5%, effective for years beginning on or after April 1, 2004. There was no significant effect from the tax rate reduction in the

Company's consolidated financial position and results of operations for fiscal 2002.

A reconciliation of the combined normal effective statutory tax rates to the effective income tax rates reflected in the accompanying statements of operations for the years ended March 31, 2001, 2002 and 2003, was as follows:

	2001	2002	2003
Combined normal effective statutory tax rate	(42.0) %	(42.0) %	(42.0) %
Increase (decrease) in taxes resulting from:			
Changes in valuation allowance, net of effects of loss carryforwards expiration	43.0	40.0	33.0
Tax rate change	–	–	6.7
Other—net	(1.0)	2.0	2.3
Effective income tax rate	0.0 %	0.0 %	0.0 %

The tax effects of temporary differences and carryforwards giving rise to deferred tax assets and liabilities at March 31, 2002 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Deferred tax assets:			
Operating loss carryforwards	¥39,819	¥40,269	$341,060
Accrued expenses	1,375	1,042	8,825
Merger adjustments	559	–	–
Deferred charges	224	–	–
Other	731	647	5,480
Total gross deferred tax assets	42,708	41,958	355,365
Less valuation allowance	42,708	41,933	355,153
Deferred tax assets-less valuation allowance	–	25	212
Deferred tax liabilities:			
Unrealized gains on available -for-sale securities	–	103	872
Other	–	25	212
Total gross deferred tax liabilities	–	128	1,084
Net deferred tax liabilities	–	¥ 103	$ 872

At March 31, 2002 and 2003, the allowance for deferred tax assets has been provided for in the accompanying financial statements to reflect uncertainty associated with the realization of such assets. The net change in the valuation allowance for deferred tax assets during the years ended March 31, 2001, 2002 and 2003, was an increase of ¥7,813 million, an increase of ¥1,552 million and a decrease of ¥775 million ($6,564 thousand), respectively.

The Companies have tax operating loss carryforwards which are available to reduce future taxable income amounting to ¥98,606 million ($835,149 thousand) at March 31, 2003. The loss carryforwards will expire as follows:

	Millions of Yen	Thousands of U.S. Dollars
2004	¥22,245	$188,405
2005	20,693	175,261
2006	24,409	206,733
2007	12,093	102,422
2008	19,166	162,328
Total	¥98,606	$835,149

10. Employees' Benefit Plans and Directors' Severance Indemnities

The Companies have an unfunded severance indemnities plan under which substantially all of its employees, other than employees seconded from the shareholders and directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities based on the level of compensation at retirement or earlier termination of employment, the length of service and other factors. Net periodic pension costs for the years ended March 31, 2001, 2002 and 2003 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Service cost—benefits earned during the period	¥57	¥76	¥88	$745
Interest cost on projected benefit obligation	3	5	5	42
Amortization of unrecognized obligation at transition	6	6	6	51
Net periodic pension costs	¥66	¥87	¥99	$838

The following table sets forth the changes in benefit obligation and composition of amounts recognized in the consolidated balance sheets at March 31, 2002 and 2003 for the plan.

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Changes in benefit obligation:			
Benefit obligation at beginning of year	¥181	¥283	$2,397
Service cost	76	88	745
Interest cost	5	5	42
Actuarial loss	27	73	618
Direct benefit payments	(6)	(4)	(33)
Benefit obligation at end of year	283	445	3,769
Unrecognized net obligation at transition being recognized over 20 years	(105)	(99)	(838)
Unrecognized actuarial loss	(14)	(87)	(737)
Unrecognized prior service cost	2	2	17
Net amount recognized	¥166	¥261	$2,211

Amounts recognized in the consolidated balance sheets at March 31, 2002 and 2003 consisted of:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Liability for severance payments	¥209	¥336	$2,846
Other assets	(43)	(75)	(635)
Net amount recognized	¥166	¥261	$2,211

Assumptions used for the years ended March 31, 2002 and 2003 in determining costs for the plan shown above were as follows:

	2002	2003
Weighted average discount rate	2.0 %	1.3 %
Average rate of increase in future compensation levels	7.3	7.3

Directors are not covered by the above plan. Certain directors who have been appointed prior to June 28, 2000 are covered by an unfunded severance indemnities plan. Benefits under the plan are based on the level of compensation, the length of service and other factors as of June 28, 2000. Liability for severance indemnities under the directors' plan at March 31, 2002 and 2003, amounting to ¥17 million ($144 thousand), are stated on the vested benefit obligation basis, which is the amount required to be paid if all directors covered by the plan terminated their appointments at the balance sheet dates.

Charges to operations for the year ended March 31, 2001 with respect to the directors' plan were ¥9 million. No charge to operations was made for the years ended March 31, 2002 and 2003, since the plan was fixed as of June 28, 2000.

11. Shareholders' Equity

The changes in the number of shares of common stock issued and outstanding during the years ended March 31, 2001, 2002 and 2003 were as follows:

	Number of Shares		
	2001	2002	2003
Balance at beginning of year	1,837,113	2,237,113	2,237,282
Issuance of common stock	400,000	169	69
Balance at end of year	2,237,113	2,237,282	2,237,351

During the years ended March 31, 2002 and 2003, 169 shares and 69 shares of common stock were issued at ¥50,000 per share, respectively, upon the exercise of warrants.

In October 2000, the Company completed an initial public offering of 400,000 common shares at an initial offering price of ¥320,000 per share in the MOTHERS market of the Tokyo Stock Exchange. The net proceeds to the Company from the initial public offering, after deducting applicable underwriting discounts and stock issuance costs, were ¥120,873 million. Stock issuance costs of ¥727 million were deducted from additional paid-in capital.

The Company is subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective as from October 1, 2001. Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors.

Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be determined based on total additional paid-in capital and legal reserves. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends.

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with accounting principles generally accepted in Japan. The adjustments included in the accompanying financial statements but not recorded in the books have no effect on the determination of retained earnings available for dividends under the Code. The Company has an accumulated deficit in its general books of account at March 31, 2001, 2002 and 2003 and does not have any amounts available for dividends.

Other comprehensive income for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Other comprehensive income (loss), before tax:				
Unrealized gains on securities :				
Amount arising during the period	–	–	¥243	$2,058
Unrealized losses on derivative instruments :				
Amount arising during the period	–	–	(18)	(153)
Total	–	–	225	1,905
Income tax effect	–	–	(103)	(872)
Other comprehensive income	–	–	¥122	$1,033

12. Stock-based Compensation Plan

In July 2000, the Company established a stock-based compensation plan for certain directors and employees to increase their benefit in proportion to an increase of the Company's operating result and to unify interests of participants in the plan to shareholders.

The Company has a type of a stock-based compensation plan that uses an unsecured bond with detachable warrants, which is described in Note 8. Upon issuance of an unsecured bond with detachable warrants, the Company purchased all of the detachable warrants and provided these warrants to certain directors and employees of the Company. By exercising a warrant, the directors and employees can purchase common stock of the Company. One-third of the warrants vest after one year from the date of the initial public offering, and the remaining warrants vest in increments of one-third per year over a two-year period on the yearly anniversary date of the grant and all warrants expire five years from the date of grant.

In June 2001, the Company adopted a stock option plan that provides for the granting of stock options to certain directors and employees. The options vest on August 1, 2003, and are exercisable from August 1, 2003 through July 31, 2007.

In December 2002, the Company adopted a stock option plan that provides for the granting of stock options to certain directors and employees. The options vest on December 1, 2004, and are exercisable from December 1, 2004 through November 30, 2008.

Following is a summary of option activity for the years ended March 31, 2001, 2002 and 2003.

	Outstanding Shares	Weighted Average Exercise Price	
		Yen	U.S. Dollars
Outstanding at April 1, 2000	–	–	
Granted	3,953	¥50,000	
Exercised	–	50,000	
Forfeited	101	50,000	
Outstanding at March 31, 2001	3,852	50,000	
Granted	1,445	111,185	
Exercised	169	50,000	
Forfeited	79	50,000	
Outstanding at March 31, 2002	5,049	67,511	$572
Granted	1,644	105,436	893
Exercised	69	50,000	423
Forfeited	36	50,000	423
Outstanding at March 31, 2003	6,588	¥77,254	$654
Options vested at March 31, 2003	2,317	¥50,000	$423

The following table summarizes information about stock option outstanding at March 31, 2003.

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Average Remaining Life (years)	Weighted Average Exercise Price	Number Vested	Weighted Average Exercise Price
¥ 50,000	3,499	2.3	¥ 50,000	2,317	¥50,000
105,436	1,644	5.7	105,436	–	–
111,185	1,445	4.3	111,185	–	–
	6,588	3.6	77,254	2,317	50,000

The Company accounts for the stock incentive plan in accordance with APB No.25 and related interpretations and complies with the disclosure requirements of SFAS No.123.

In connection with the stock option granted during the year ended March 31, 2001, the Company recognized deferred compensation which is being amortized over the vesting periods of the options. For the years ended March 31, 2001, 2002 and 2003, the Company recognized amortization expenses of ¥237 million, ¥332 million and ¥109 million ($923 thousand), respectively.

In connection with the stock option granted during the years ended March 31, 2002 and 2003, the Company did not recognize deferred compensation or compensation costs because the quoted market price of the Company's stock at the grant date of the award was less than exercise price of the award.

In accordance with SFAS No.123, the fair value of the stock option granted was estimated on the date of grant using the minimum value model and the fair value per share at the date of grant for the option granted at July 31, 2000, at August 1, 2001 and at December 1, 2002 was ¥188,998, ¥45,442 and ¥47,791 ($405), respectively.

The following assumption was used in determining the fair value of the option granted.

	2001	2002	2003
Risk-free interest rate	0.65 %	0.35 %	0.25 %
Expected lives	3.1 years	4.5 years	4.0 years
Expected volatility	0 %	76 %	67 %
Expected dividend	0.00 %	0.00 %	0.00 %

When the Company granted the options at July 31, 2000, the Company was a nonpublic entity, therefore the Company does not consider the expected volatility of the warrants over the expected life of the option.

The Company does not expect to pay a dividend over the option period. Had compensation cost for the stock incentive plan been determined based on fair value at the grant date consist with the method prescribed by SFAS No.123, the Companies' net loss and net loss per share and stock compensation cost for the years ended March 31, 2001, 2002 and 2003 would have been impacted as shown in the following table:

	Millions of Yen			Thousands of U.S. Dollars
	2001	**2002**	**2003**	**2003**
Net loss as reported	¥18,639	¥9,668	¥16,876	$142,932
Deduct: Stock-based employee compensation expenses included in reported net income, net of related tax effects	(237)	(332)	(109)	(923)
Add: Total stock-based employee compensation expenses determined under fair value based method for all awards, net of related tax effects	253	323	144	1,220
Pro forma net loss	¥18,655	¥9,659	¥16,911	$143,229

	Yen			U.S. Dollars
	2001	**2002**	**2003**	**2003**
Net loss per share –basic and diluted:				
As reported	¥9,246.71	¥4,321.61	¥7,542.98	$63.89
Pro forma	9,254.65	4,317.59	7,558.62	64.02

13. Financial Instruments

(1) Derivative Instruments and Hedging Activities

The Company is exposed to changes in foreign exchange rate that are associated with certain payments for overseas broadcasting rights. In applying a consistent risk management policy for the purpose of reducing such risks, the Company enters into foreign currency swap agreements in which foreign currency option contracts are embedded.

The Company also has securities in which derivative instruments are embedded, which are purchased to invest the Company's excess fund.

The Company is also exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it is not expected that any counterparties will fail to meet their obligations, because counterparties are internationally recognized financial institutions.

Derivative instruments held by the Company are classified and accounted for as described below pursuant to SFAS No.133.

Cash flow hedges

The derivatives designated as cash flow hedges are currency swap agreements, which are used for reducing the risk arising from the changes in anticipated cash flows of forecasted transactions.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transactions affect earnings.

For the year ended March 31, 2003, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. As of March 31, 2003, ¥9 million ($76 thousand) of deferred losses for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months. The maximum length of time over which the Company is hedging its exposure to variability in expected future cash flows for forecasted transaction is 20 months. There were no forecasted transactions that failed to occur for the year ended March 31, 2003.

Derivatives not designated as hedges

The derivatives not designated as hedges under SFAS No.133 include a foreign currency option contracts and derivative financial instruments embedded in other securities.

The foreign currency option contracts are embedded in the foreign currency swap agreements designated as cash flow hedges in order to minimize these hedging costs. These derivatives do not meet the criteria for hedge accounting under SFAS No.133. Accordingly, such contracts are marked-to-market with changes in value recognized in other income or expenses.

The securities in which derivative instruments are embedded are purchased to invest the Company's excess fund. These derivatives are comprised of options and swaps that affect coupon rates and credit derivatives. But all the derivatives affecting coupon rates provide floors to minimize potential loss and all the credit derivatives refer to only creditworthy entities. These derivatives are marked-to-market with changes in value and recognized in other income or expenses pursuant to SFAS No.133.

(2) Concentration of Credit Risks

The Companies' financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, investments and trade receivables. The Companies' cash and cash equivalents are placed in deposits, money management funds with major Japanese banks and financial institutions, and commercial paper with major Japanese entities. Investments are maintained with several major institutions, and the compositions of investments are regularly reported to management. The Companies' trade receivables are from a number of customers, and do not have any significant concentration.

(3) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each category of financial instruments for which it is practicable to estimate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents, time deposits, accounts receivable, other current assets, accounts payable, subscription fees received and payable under security purchase agreements—

The carrying amounts approximate fair values because of the short maturity of these instruments.

Short-term investments and other investments—

Short-term investments and other investments include debt securities and investments in non-traded and unaffiliated companies. Debt securities in short-term investments and other investments which are disclosed in Note 3 are excluded from the following table.

There are no quoted market prices for investments in non-traded and unaffiliated companies, as a result, a reasonable estimate of fair value could not be made without incurring excessive costs.

Other assets, long-term debt and long-term payables—

The fair values are primarily based on dealer quotes for the similar instruments or estimated by discounted future cash flows using currently available market rates.

	Millions of Yen			
	2002		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	¥57,803	¥57,803	¥38,103	¥38,103
Time deposits	28,385	28,385	5	5
Accounts receivable (less allowance for doubtful receivables)	8,361	8,361	9,541	9,541
Other current assets	11,850	11,850	179	179
Other investments	496	496	1,034	1,034
Other assets	892	892	3,723	3,723
Financial liabilities:				
Accounts payable	5,103	5,103	1,469	1,469
Subscription fees received	11,432	11,432	12,427	12,427
Payable under security purchase agreements	5,255	5,255	–	–
Long-term debt	5	5	5	5
Long-term payables	995	990	1,641	1,678

	Thousands of U.S. Dollars	
	2003	
	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$322,715	$322,715
Time deposits	42	42
Accounts receivable (less allowance for doubtful receivables)	80,808	80,808
Other current assets	1,516	1,516
Other investments	8,758	8,758
Other assets	31,532	31,532
Financial liabilities:		
Accounts payable	12,442	12,442
Subscription fees received	105,251	105,251
Payable under security purchase agreements	–	–
Long-term debt	42	42
Long-term payables	13,899	14,212

14. Other Income (Expenses)

Other—net as shown in other income (expenses) in the consolidated statements of operations for the years ended March 31, 2001, 2002 and 2003 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Foreign currency transaction gains (losses)—net	¥39	¥(100)	¥(373)	$(3,159)
Minority interests in consolidated subsidiaries	161	193	355	3,007
Equity in net gains (losses) of affiliated companies	(119)	(49)	44	373
Other—net	(6)	(89)	22	186
Total	¥75	¥ (45)	¥ 48	$ 407

15. Related Party Transactions

At March 31, 2003, 9.939% of the Company's shares were held by Sony Broadcast Media Co., Ltd., a 100% owned subsidiary of Sony Corporation. The Company has transactions with Sony Corporation and its subsidiaries for the procurement of properties and supplies, and performance of certain services. Such transactions for the years ended March 31, 2001, 2002 and 2003, respectively, consisted of purchase of broadcasting equipment amounting to ¥904 million, ¥4,390 million and ¥453 million ($3,837 thousand), purchase of promotional supplies and electronic parts amounting to ¥2,074 million, ¥555 million and ¥502 million ($4,252 thousand), and payment of expenses, principally sales promotion and marketing expenses, amounting to ¥2,533 million, ¥3,170 million and ¥2,944 million ($24,934 thousand). The balances with Sony Corporation and its subsidiaries at March 31, 2002 and 2003 as a result of these transactions, consisted of accounts payable of ¥3,156 million and ¥55 million ($466 thousand), and accrued expenses of ¥390 million and ¥475 million ($4,023 thousand), respectively.

The Company provides the platform service and sublicense for Fuji Television Network, Inc., terrestrial broadcaster, (a 9.939% shareholder of the Company at March 31, 2003). Revenues for the years ended March 31, 2001, 2002 and 2003 were ¥1,529 million, ¥2,526 million and ¥2,537 million ($21,487 thousand), respectively. The balances at March 31, 2002 and 2003 as a result of these transactions, were accounts receivable of ¥332 million and ¥654 million ($5,539 thousand), respectively.

The Company has entered into service agreements with JSAT (a 7.007% shareholder of the Company at March 31, 2003) related to uplink operations. Revenues with JSAT including these agreements were ¥2,096 million, ¥2,152 million and ¥3,115 million ($26,383 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively. The balances as a result of these transactions at March 31, 2002 and 2003 were accounts receivable of ¥200 million and ¥205 million ($1,736 thousand), and other current liabilities of ¥62 million and ¥305 million ($2,583 thousand), respectively.

JSAT also provides satellite broadcasting services to the Company. Costs of services included ¥3,113 million, ¥3,608 million and ¥4,099 million ($34,717 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively, related to these services. The balance as a result of these transactions at March 31, 2002 was accrued expenses of ¥654 million, and the balances at March 31, 2003 were accrued expenses of ¥742 million ($6,284 thousand), and other current assets of ¥1,084 million ($9,181 thousand).

16. Advertising Costs

Advertising costs included in sales promotion and marketing expenses were ¥5,031 million, ¥5,969 million and ¥5,133 million ($43,474 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

17. Commitments and Contingent Liabilities

At March 31, 2003, the Companies had no material contingent liabilities including litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on the Companies' financial position or results of operations.

The Company enters into contracts to purchase broadcasting rights of certain programs which are capitalized and amortized based on the number of showings. Commitments for future payments on these contracts, some of which are subject to reductions depending on certain conditions, at March 31, 2003 amounted to ¥17,972 million ($152,215 thousand) in the aggregate. These commitments are due at various dates through 2006.

In December 1996, the Company entered into a 20-year consulting agreement relating to the purchase of broadcasting rights. The agreement requires the Company to pay monthly fees through December 2016, which, at March 31, 2003, amounted to ¥4,288 million ($36,317 thousand) in the aggregate.

18. Subsequent Events

Clearances of Accumulated Deficit

On June 27, 2003, shareholders of the Company approved a proposal to clear the accumulated deficit on the basis of accounting principles generally accepted in Japan. For clearance of the accumulated deficit, the Company is authorized to reduce capital surplus by ¥61,506 million ($520,928 thousand) and common stock by ¥89,462 million ($757,703 thousand) without changing the numbers of shares issued.

Acquisition of Treasury Stock

Shareholders of the Company also approved the Company to repurchase up to 100,000 of the outstanding common stock at maximum acquisition price of totaling ¥10,000 million ($84,696 thousand). The acquisition approval is effective until the next General Meeting of Shareholders scheduled to be held in June, 2004.

Stock-based compensation plan

The Company was admitted by shareholders of the Company a stock option plan that provides for the granting of stock options to certain directors and employees of the Company. Under the plan, the Company is authorized to grant options for not more than 3,600 common shares at an exercise price, which is determined to be the higher of the average of the daily closing prices of the Company's common stock on the Tokyo Stock Exchange one month prior to the date of the grant multiplied by 1.05, or the closing price on the date of the option grant, subject to adjustment in certain circumstances at any time on or after the date of the option grant. The options are exercisable within 10 years from the vesting date, the period will be decided at a meeting of the Board of Directors.

Corporate Data and Investor Information
As of March 31, 2003

Corporate name:	SKY Perfect Communications Inc.
Main service name:	***SKY PerfecTV!***
Head office address:	Shibuya Cross Tower 15-1 Shibuya 2-chome Shibuya-ku, Tokyo 150-8326
Telephone:	+81-3-5468-7800
Fax:	+81-3-5468-7925
URL:	http://www.skyperfectv.co.jp
Date established:	November 10, 1994
Merger date with JSkyB:	May 1, 1998
Number of employees:	284 (Consolidated basis)
Common stock: authorized	3,200,000
issued	2,237,351
Number of shareholders:	40,077
Stock exchange listing:	Tokyo Stock Exchange, "MOTHERS" (Code No. 4795)
Transfer agent of common stock:	Mizuho Trust & Banking Co., Ltd.
Newspaper for public notice:	The Nihon Keizai Shimbun

Major shareholders:

Sony Broadcast Media Co., Ltd.	9.939%	Nippon Television Network Corporation	5.050%
Fuji Television Network, Inc.	9.939%	Mitsui & Co., Ltd.	4.886%
Itochu Corporation	9.939%	State Street Bank and Trust Company	4.846%
Newscorp Japan Holdings B.V.	8.134%	Tokyo Broadcasting System, Inc.	3.575%
JSAT Corporation	7.007%	Matsushita Electric Industrial Co., Ltd.	3.120%

1. The share holding ratio is calculated against a total of 2,237,351 shares issued.
2. The above-mentioned shares held by Itochu Corporation include 147,000 shares transferred as trust assets to the retirement pension trust. (The names in the shareholder's register are Mizuho Trust & Banking Co., Ltd. retirement trust account for Itochu Corporation.)
3. As of March 31, 2003, the foreign ownership ratio of total stocks with voting rights is 19.726% (when calculated with the method defined by the Ministry of Public Management, Home Affairs, Posts and Telecommunications). We are subject to a limited extent to direct regulation under the Broadcast Law. Such regulation includes, among other things, certain foreign ownership restrictions. Under the Broadcast Law, our broadcast license will be revoked if 20 % or more of the voting rights attached to shares of our stock are owned by foreign persons (including (x) any persons who are not Japanese nationals, (y) any foreign governments or representatives thereof and (z) any foreign corporations or associations). Under the Broadcast Law, we may reject a request by any such foreign person that its name be entered in our shareholder register if our acceptance of such request would result in the 20 % threshold being exceeded. If, and as long as, 15 % or more of the voting rights attached to shares of our stock are owned by foreign persons, we will be required to give a public notice every six months pursuant to the Broadcast Law.

Market price per common share:

Fiscal Year	2001		2002				2003	
Quarter	Third	Fourth	First	Second	Third	Fourth	APR	MAY
High	139,000	133,000	130,000	118,000	113,000	90,000	93,000	91,500
Low	105,000	110,000	112,000	97,500	85,000	55,000	63,500	78,000



Head Office Address : 2-15-1 Shibuya, Shibuya-ku Tokyo 150-8326 Japan
Telephone Number : +81-3-5468-7800
Fax Number : +81-3-5468-7925
Homepage URL : http://www.skyperfectv.co.jp